As filed with the Securities and Exchange Commission on April 8, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Gaylord Entertainment Company

(Exact name of Registrant as Specified in Its Charter)

Delaware	73-0664379
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employee Identification Number)

One Gaylord Drive

Nashville, Tennessee 37214
(615) 316-6000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Carter R. Todd, Esq.

Senior Vice President, Secretary and General Counsel
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(615) 316-6000
(Name, Address, Including Zip Code, and Telephone Number
Including Area Code, of Agent For Service)

Copy to:

F. Mitchell Walker, Jr., Esq. Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 (615) 742-6200	Frederic T. Spindel Matthew B. Swartz Venable LLP 575 7th Street, NW Washington, DC 20004 (202) 344-4800	Andrew R. Schleider Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☐

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Share (1)	Price (1)	Registration Fee

Common Stock, $0.01 par value	6,752,929 shares	$31.01	$209,408,328.29	$26,532.04

(1)	Estimated solely for the purpose of computing the registration fee, pursuant to Rule 457 under the Securities Act, and, in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low reported sale prices of the common stock of Gaylord Entertainment Company on the New York Stock Exchange on April 5, 2004.

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 8, 2004

Prospectus

5,872,113 Shares

Common Stock

________________________________________________________________________________

All of the 5,872,113 shares of common stock being sold in this offering are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares.

Our common stock is traded on the New York Stock Exchange under the symbol “GET.” On April 6, 2004, the last reported sale price of the common stock was $30.47 per share.

       Investing in our common stock involves risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 880,816 additional shares to cover over-allotments.

Joint Book-Running Managers

Deutsche Bank Securities	JPMorgan

The date of this prospectus is                     , 2004.

      You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference. The information contained in this prospectus or incorporated by reference is accurate only as of the date of this prospectus or when such document incorporated by reference was filed, regardless of the time of delivery of this prospectus or any sale of the common stock. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

      Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Gaylord Entertainment Company and its direct and indirect subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 2lE of the Securities Exchange Act of 1934. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements may include the words “may,” “will,” “plans,” “estimates,” “anticipates,” “believes,” “expects,” “intends” and similar expressions. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

•	the potential adverse effect of our debt on our cash flow and our ability to fulfill our obligations under our indebtedness and maintain adequate cash to finance our business;

•	the availability of debt and equity financing on terms that are favorable to us;

•	the challenges associated with the integration of ResortQuest’s operations into our operations;

•	general economic and market conditions and economic and market conditions related to the hotel and large group meetings and convention industry;

•	the timing, budgeting and other factors and risks relating to new hotel development, including our ability to generate cash flows from our new hotel in Grapevine, Texas;

•	our restatement of our financial results and the related SEC investigation; and

•	other risks that are described in “Risk Factors.”

      Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we do not intend, and we undertake no obligation, to update any forward-looking statement. We urge you to review carefully “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in our securities.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, and the information and financial statements and notes in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference herein.

Gaylord Entertainment Company

      We are the only hospitality company whose stated primary focus is the large group meetings segment of the lodging market. Our hospitality business includes our Gaylord branded hotels consisting of the Gaylord Opryland Resort & Convention Center in Nashville, Tennessee, the Gaylord Palms Resort & Convention Center near Orlando, Florida and the Gaylord Texan Resort & Convention Center near Dallas, Texas. Driven by our “All-in-One-Place” strategy, our award-winning Gaylord branded hotels incorporate not only high quality lodging, but also significant meeting, convention and exhibition space, superb food and beverage options and retail facilities within a single self-contained property. As a result, our properties provide a convenient and entertaining environment for our convention guests. In addition, our custom-tailored, all-inclusive solutions cater to the unique needs of meeting planners.

      In order to strengthen and diversify our hospitality business, on November 20, 2003, we acquired ResortQuest International, Inc. in a stock-for-stock transaction. ResortQuest is a leading provider of vacation condominium and home rental property management services in premier destination resort locations in the United States and Canada, with a branded network of vacation rental properties. We refer to ResortQuest and its subsidiaries in this prospectus as “ResortQuest.”

      We also own and operate several attractions in Nashville, including the Grand Ole Opry, a live country music variety show, which is the nation’s longest running radio show and an icon in country music. Our local Nashville attractions provide entertainment opportunities for Nashville-area residents and visitors, including our Nashville hotel and convention guests, while adding to our destination appeal.

      Our operations are organized into four principal business segments: (i) Hospitality, which includes our hotel operations; (ii) Opry and Attractions Group, which includes our Nashville attractions and assets related to the Grand Ole Opry; (iii) ResortQuest, which is our newly acquired provider of vacation and home rental property management services and (iv) Corporate and Other, which includes corporate expenses and results from our minority investments.

Hospitality

      Our Gaylord branded hotels target the large group meetings segment of the lodging market and are designed to minimize the logistical and organizational challenges typically associated with planning and hosting a large group meeting. To accommodate large group meetings, our Gaylord branded hotels feature among the highest ratios of meeting space per guest room among convention hotels in the United States and include our award-winning food and beverage offerings and a variety of entertainment options. Each of our Gaylord branded hotels offers the following: lodging, banquet and meeting facilities, exhibition space, restaurants, bars, shopping, recreational facilities and other resort amenities. For the year ended December 31, 2003, our revenues and operating income, excluding preopening costs, for our Hospitality segment were $369.3 million and $42.3 million, respectively.

      Gaylord Opryland Resort & Convention Center—Nashville, Tennessee. (2,881 guest rooms) Our flagship resort, the Gaylord Opryland in Nashville, is one of the leading convention destinations in the United States based upon number of rooms, exhibit space and conventions held, and is the largest hotel in terms of the number of guest rooms in the continental United States outside of Las Vegas. For the year ended December 31, 2003, Gaylord Opryland revenues, occupancy and RevPAR were $215.3 million, 72.4% and $99.59, respectively. As used throughout this prospectus, “RevPAR” refers to room revenues divided by room nights available to guests for the applicable period.

      Gaylord Palms Resort & Convention Center — Kissimmee, Florida. (1,406 guest rooms) In January 2002, we opened our Gaylord Palms Resort & Convention Center on a 65-acre site in Osceola County, Florida, approximately 5 minutes’ drive from the main gate of the Walt Disney World® Resort complex. For the year ended December 31, 2003, Gaylord Palms revenues, occupancy and RevPAR were $146.8 million, 72.3% and $119.87, respectively.

      Gaylord Texan Resort & Convention Center — Grapevine, Texas. (1,511 guest rooms) We opened our new Gaylord branded hotel in Grapevine, Texas, in April 2004 on the schedule and budget developed by our current management. The Gaylord Texan has already attracted significant demand as evidenced by its advanced bookings. As of December 31, 2003, approximately 639,000 group room nights have been booked for future periods. In addition, we expect the hotel’s proximity to the Dallas/Fort Worth International Airport will attract business travelers.

      Radisson Hotel at Opryland. (303 guest rooms) We own and operate the Radisson Hotel at Opryland in Nashville, Tennessee, a Radisson franchise hotel which is located across the street from the Gaylord Opryland.

Opry and Attractions Group

      Our Opry and Attractions Group segment assets include the Grand Ole Opry, General Jackson Showboat, Ryman Auditorium, Springhouse Golf Club and the Wildhorse Saloon. It also includes the operations of our radio station, WSM-AM, and Corporate Magic, our corporate events production business. For the year ended December 31, 2003, our total Opry and Attractions Group segment revenues and operating loss were $61.4 million and $0.6 million, respectively.

ResortQuest

      ResortQuest is a leading provider of vacation condominium and home rental property management services in premier destination resort locations in the United States and Canada (based on the number of properties under management). ResortQuest has developed a branded network of vacation rental properties and currently provides management services to approximately 19,300 vacation rental properties, approximately 17,800 of which are under exclusive management contracts and approximately 1,500 of which are under non-exclusive management contracts. ResortQuest’s operations are located in more than 50 premier beach, mountain, desert and tropical resort locations. We completed the ResortQuest acquisition in November 2003. For the year ended December 31, 2003 (the period from November 20 to December 31, 2003), our ResortQuest segment had total revenues and operating loss of $17.9 million and $2.6 million, respectively.

Corporate and Other

      Our Corporate and Other segment includes our corporate activities, plus our 19.1% minority investment in Bass Pro, Inc., which owns and operates Bass Pro Shops, a retailer of premium outdoor sporting goods and fishing tackle, and our 10.5% minority investment in the Nashville Hockey Club Limited Partnership, which owns the Nashville Predators National Hockey League franchise. For the year ended December 31, 2003, our total Corporate and Other segment revenues and operating loss were $0.2 million and $43.4 million, respectively.

Competitive Strengths

      Strong revenue and cash flow visibility. We have significant visibility with regard to our future revenues and cash flows. Approximately 80% of our total room nights occupied in 2003 were related to large group meetings. In 2003, these large groups accounted for only 11% of the total number of our group customers but represented 81% of our occupied room nights. In order to reserve the required capacity, our large group clients typically contract room nights several years in advance. Approximately 47.5% of our group room nights in 2003 were generated by associations, which typically have more attendees, longer advance booking periods, more consistent booking cycles, longer stays and a pattern of rotating meetings through locations around the country. As of December 31, 2003, advanced bookings at the Gaylord Opryland and Gaylord Palms for 2004 through 2005 represented approximately 44% of our total available room nights at these hotels for that period.

      Superior business model. We believe that through a combination of excellent customer service, a unique product offering and an entertaining environment, we are able to provide our customers with a one-of-a-kind experience that distinguishes our hotels from those of our competitors. Our properties have gained significant industry recognition, as evidenced by Gaylord Opryland receiving the prestigious 2002 Gold Key Elite Award from Meeting & Conventions magazine, and the Gaylord Palms receiving the AAA Four Diamond Award 2003 and Successful Meeting’s Pinnacle Award 2003.

      Solid brand recognition. An American icon with a 75-year legacy, the Grand Ole Opry is a unique asset that provides us with a significant competitive advantage as it appeals to the “country lifestyle” consumer, which we estimate to number approximately 70 million in the United States. Since 1925, when WSM-AM broadcast the first radio show which became the Grand Ole Opry, the Grand Ole Opry has entertained, and continues to entertain, millions of country-music lovers both nationally and abroad. In addition to significant brand awareness of the Grand Ole Opry name, we also enjoy a high level of brand name awareness among meeting planners with our Gaylord hotels brand.

      Experienced and proven management. Our senior management team has substantial experience in the lodging industry. In April 2001, Michael Rose, Chairman, and Colin Reed, President and CEO, joined us with a combined 56 years of industry experience. Upon joining Gaylord, Mr. Rose and Mr. Reed significantly improved the management team by replacing nine out of ten senior managers. On average, our new senior management team has approximately 13 years of experience in the hospitality industry.

Business Strategy

      Our goal is to become the nation’s premier hotel brand serving the meetings and conventions sector and to enhance our business by offering additional vacation and entertainment opportunities to our guests and target consumers. Our Gaylord branded hotels focus on the $86 billion large group meetings market. Our properties and service are designed to appeal to meeting planners who arrange these large group meetings. As a result of the ResortQuest acquisition, we now operate a leading provider of vacation condominium and home rental management services with approximately 19,300 vacation rental properties under management. The Grand Ole Opry is one of the brands best-known by the “country lifestyle” consumer, which we estimate to number approximately 70 million in the United States. Country lifestyle consumers are persons who have recently participated in one or more of a number of activities identified by our management. These activities include listening to country music, buying country music recordings, attending country music concerts or reading country-themed publications.

      “All-in-One-Place” product offering. Through our “All-in-One-Place” strategy, our Gaylord branded hotels incorporate meeting and exhibition space, signature guest rooms, award-winning food and beverage offerings, fitness facilities and other attractions within a large hotel property so our attendees’ needs are met in one location. This strategy creates a better experience for both meeting planners and our guests, allows us to capture a greater share of their event spending, and has led to our Gaylord Opryland hotel in Nashville and our Gaylord Palms hotel in Florida claiming a place among the leading convention hotels in the country.

      Create customer rotation between our hotels. In order to further capitalize on our success in Nashville, we opened our Gaylord Palms hotel in January 2002, and our new Gaylord Texan hotel in April 2004. In 2001, we refocused the efforts of our sales force to capitalize on our expansion and the desires of some of our large group meeting clients to meet in different parts of the country each year and to establish relationships with new customers as we increase our geographic reach. There is a significant opportunity to establish strong relationships with new customers and rotate them to our other properties.

      Leverage brand name awareness. We believe that the Grand Ole Opry is one of the most recognized entertainment brands within the United States. We promote the Grand Ole Opry name through a number of media including our WSM-AM radio station, the internet, television and performances by the Grand Ole Opry’s members, many of whom are renowned country music artists and we believe that significant growth opportunities exist through leveraging and extending the Grand Ole Opry brand into other products and markets. As such, we have alliances in place with multiple distribution partners in an effort to foster brand extension. We are currently exploring additional products, such as television specials and retail products, through which we can capitalize on our brand affinity and awareness. We believe that licensing our brand for products may provide an opportunity to increase revenues and cash flow with relatively little capital investment.

      Capitalize on the ResortQuest acquisition. We believe the combination of Gaylord and ResortQuest formed a stronger, more diversified hospitality company with the ability to offer a broader range of accommodations to existing and potential customers. We believe that there are significant opportunities to cross-sell hospitality products by offering ResortQuest’s vacation properties to our “country lifestyle” consumers and introducing our hotels and “country lifestyle” offerings to ResortQuest’s customers. Drawing upon the experience of our combined management teams, we believe that we can more fully develop the ResortQuest brand and take advantage of future growth opportunities through increased scale, improved operational efficiency and access to additional sources of capital. In addition, we have identified a number of cost saving opportunities and synergies, including the elimination of redundant functions and optimization of the combined company’s infrastructure.

Material Risk Factors

      In considering our company, our competitive strengths and our business strategy, you should also be aware that we face risks to our business which may adversely affect our competitive position and our ability to achieve our business strategy. These include the following factors:

•	We have a substantial amount of indebtedness. As of December 31, 2003, we had approximately $548.8 million of debt outstanding, exclusive of our $613.1 million secured forward exchange contract, and our substantial indebtedness could hinder our ability to satisfy our obligations under our indebtedness and our other obligations.

•	The agreements governing our debt, including the notes and our senior secured loans, contain various covenants that limit our discretion to operate our business and could lead to acceleration of debt.

•	To service our debt, we will require a significant amount of cash, which may not be available to us.

•	We have recently refocused our business strategy on the development of additional resort and convention center hotels and on the management of rental vacation properties, which strategy we may not be able to successfully implement.

•	We may not be able to successfully integrate our recent and future acquisitions, including our recent acquisition of ResortQuest, and may be unable to achieve the anticipated cost savings and other benefits from these acquisitions, which may weaken our competitive position.

•	Our hotel development is subject to timing and budgeting risks, including without limitation construction delays or cost overruns, that may increase project costs.

•	The regional concentration of our hotels may subject us to economic downturns in the southeastern United States, which may reduce our revenues and operating income.

•	Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law, and damages and expenses from lawsuits of this type could reduce our operating income and profits.

•	Our properties are subject to numerous environmental regulations that could impose significant financial liability on us.

•	Any failure to attract, retain and integrate our senior and managerial level executives and employees could negatively impact our operations and development of our properties.

•	We have certain minority equity interests over which we have no significant control, to or for which we may owe significant obligations and for which there is no liquid market, and these investments may not be profitable.

•	The SEC staff is currently conducting a formal investigation in connection with our restatement of our historical financial statements for 2000, 2001 and the first nine months of 2002, which could lead to significant liability.

•	The market price for our common stock may be volatile, and fluctuations in our operating results and other factors may result in decreases in our stock price.

Recent Developments

      Our new Gaylord Texan Resort & Convention Center opened on schedule and on budget on April 2, 2004.

      On April 5, 2004, we announced that we had elected Michael I. Roth as a new member of our board of directors and that Christine Gaylord Everest and Martin C. Dickinson resigned from their board duties effective immediately. Mr. Roth serves as chairman of the board and chief executive officer of Mutual of New York (MONY) Group Inc., a financial services holding company.

      Our principal executive offices are located at One Gaylord Drive, Nashville, Tennessee 37214. Our telephone number is (615) 316-6000 and our website address is www.gaylordentertainment.com (information contained on our website is not incorporated herein by reference). Our common stock is listed on the New York Stock Exchange under the symbol “GET.”

The Offering

Common Stock Offered by the Selling Stockholders	5,872,113 shares
Total Outstanding Shares Beneficially Owned by Selling Stockholders before this Offering	9,366,199 shares
Total Outstanding Shares Beneficially Owned by Selling Stockholders after this Offering	3,494,086 shares(1)
Common Stock to be Outstanding after this Offering	39,508,277 shares
Use of Proceeds	We will not receive any proceeds from this offering of shares by the selling stockholders.
Dividend Policy	We intend to retain all future earnings, if any, to fund the development and growth of our business. We do not anticipate paying cash dividends on our common stock.
New York Stock Exchange Symbol	“GET”

(1)	Includes options to purchase 79,108 shares of common stock.

     The number of shares of our common stock outstanding after the offering is based on shares outstanding as of April 1, 2004. This number does not include 3,961,625 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans, with a weighted average exercise price of $25.42 per share and 1,794,108 shares of common stock reserved and available for future issuance under our stock option plans as of April 1, 2004. The information contained in this prospectus assumes no exercise of the underwriters’ overallotment option.

Summary Historical Consolidated Financial Information

      The following table sets forth, for the periods and as of the dates indicated, summary historical consolidated financial information for Gaylord Entertainment Company. The summary historical consolidated financial information as of December 31, 2003, 2002 and 2001 and for each of the three years in the period ended December 31, 2003 was derived from our audited consolidated financial statements. We acquired ResortQuest on November 20, 2003 and the results of operations of ResortQuest for the period from November 20, 2003 to December 31, 2003 are included in our results for the year ended December 31, 2003.

      The table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003.

	Years Ended December 31,

	2003	2002		2001

	(in thousands)
Income Statement Data:
Revenues:
Hospitality	$369,263	$339,380		$228,712
Opry and Attractions	61,433	65,600		67,064
ResortQuest	17,920	—		—
Corporate and Other	184	272		290

Total revenues	448,800	405,252		296,066

Operating expenses:
Operating costs	276,937	254,583		201,299
Selling, general and administrative	117,178	108,732		67,212
Preopening costs(1)	11,562	8,913		15,927
Gain on sale of assets(2)	—	(30,529)		—
Impairment and other charges	856 (4)	—		14,262 (4)
Restructuring charges	—	(17	)(5)	2,182 (5)
Depreciation and amortization	58,950	56,480		38,405

Total operating expenses	465,483	398,162		339,287

Operating income (loss)	(16,683)	7,090		(43,221)
Interest expense, net of amounts capitalized	(52,804)	(46,960)		(39,365)
Interest income	2,461	2,808		5,554
Unrealized gain (loss) on Viacom stock	39,831	(37,300)		782
Unrealized gain (loss) on derivatives, net	(33,228)	86,476		54,282
Other gains and (losses)	2,209	1,163		2,661

Income (loss) from continuing operations before income taxes	(58,214)	13,277		(19,307)
Provision (benefit) for income taxes	(24,669)	1,318		(9,142)

Income (loss) from continuing operations	(33,545)	11,959		(10,165)
Gain (loss) from discontinued operations, net of taxes(3)	34,371	85,757		(48,833)
Cumulative effect of accounting change, net of taxes	—	(2,572	)(6)	11,202 (7)

Net income (loss)	$826	$95,144		$(47,796)

See footnotes beginning on the following page

	As of December 31,

	2003	2002	2001

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents:
Unrestricted	$120,965	$98,632	$9,194
Restricted(8)	37,723	19,323	64,993
Total assets(9)	2,577,263	2,178,691	2,177,644
Total debt(10)	548,759	340,638	468,997
Secured forward exchange contract(9)	613,054	613,054	613,054
Total stockholders’ equity	904,509	787,579	696,988

	Years Ended December 31,

	2003	2002	2001

Operating Data:
Gaylord Opryland:
Occupancy	72.4%	68.6%	70.3%
ADR(11)	$137.47	$142.58	$140.33
RevPAR(12)	$99.59	$97.80	$98.65
Total RevPAR(13)	$204.75	$195.97	$211.01
Gaylord Palms(14):
Occupancy	72.3%	64.8%	—
ADR(11)	$165.79	$168.65	$—
RevPAR(12)	$119.87	$109.37	$—
Total RevPAR(13)	$286.05	$251.26	$—

(1)	Preopening costs are the costs associated with preopening expenses related to the construction of new hotels, start-up activities and organization costs related to the Gaylord Palms Resort & Convention Center hotel in Kissimmee, Florida and the new Gaylord Texan Resort & Convention Center in Grapevine, Texas. Gaylord Palms opened in January 2002 and the Gaylord Texan opened on April 2, 2004.

(2)	During 2002, we sold our one-third interest in the Opry Mills Shopping Center in Nashville, Tennessee and the interest in the related land lease between Gaylord and the Mills Corporation.

(3)	In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In accordance with the provisions of SFAS No. 144, we have presented the operating results and financial position of the following businesses as discontinued operations: WSM-FM and WWTN(FM); Acuff-Rose Music Publishing; Oklahoma RedHawks; Word Entertainment; GET Management, our artist management business; the international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company in 2001 consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and the water taxis.

(4)	Reflects the divestiture of certain businesses and reduction in the carrying values of certain assets. The components of the impairment and other charges related to continuing operations for the years ended December 31 are as follows:

	2003	2001

	(in thousands)
Programming, film and other content	$856	$6,858
Gaylord Digital and other technology investments	—	4,576
Property and equipment	—	2,828

Total impairment and other charges	$856	$14,262

(5)	Related primarily to employee severance and contract termination costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(6)	Reflects the cumulative effect of the change in accounting method related to adopting the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” We recorded an impairment loss related to impairment of the goodwill of the Radisson Hotel at Opryland. The impairment loss was $4.2 million, less taxes of approximately $1.6 million.

(7)	Reflects the cumulative effect of the change in accounting method related to recording the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001 of $18.3 million less a related tax provision of $7.1 million.

(8)	Cash and cash equivalents — restricted for our hospitality segment represent cash held in escrow for required capital expenditures, property taxes, insurance payments and other reserves required pursuant to the terms of our credit agreements. For ResortQuest, this primarily represents guest advance deposits held in escrow for lodging reservations and deposits on real estate transactions.

(9)	Total assets include the Viacom, Inc. Class B common stock at its market values of $488.3 million, $448.5 million and $485.8 million at December 31, 2003, 2002, and 2001, respectively. During 2000, we entered into a seven-year secured forward exchange contract for a notional amount of $613.1 million with respect to 10,937,900 shares of the Viacom, Inc. Class B common stock. Prepaid interest related to the secured forward exchange contract of $91.2 million, $118.1 million and $145.0 million was included in total assets at December 31, 2003, 2002, and 2001, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(10)	Total debt includes both short-term and long-term debt and is related primarily to the construction of our Gaylord Palms and Gaylord Texan hotels and refinancing ResortQuest’s indebtedness.

(11)	“ADR” refers to average daily rate per room in dollars.

(12)	“RevPAR” refers to room revenues divided by room nights available to guests for the applicable period. RevPAR is not comparable to similarly titled measures such as revenues.

(13)	“Total RevPAR” or Total Revenue per Available Room, is calculated by dividing the sum of room sales, food and beverage sales, and other ancillary services revenue (which equals hospitality segment revenues) by room nights available to guests for the applicable period. Total Revenue per Available Room is not comparable to similarly titled measures such as revenues.

(14)	Gaylord Palms opened in February 2002.

RISK FACTORS

      You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus and incorporated or deemed to be incorporated by reference before buying securities in this offering. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks Relating to the Business of Gaylord

The successful implementation of our business strategy depends on our ability to generate cash flows from our existing operations and our new Texas hotel and other factors.

      We have refocused our business strategy on the development of additional resort and convention center hotels in selected locations in the United States; on our attractions properties, including the Grand Ole Opry, which are focused primarily on the country music genre; and our recently acquired ResortQuest vacation rental and property management business. The success of our future operating results depends on our ability to implement our business strategy by successfully operating Gaylord Opryland and the Gaylord Palms and successfully operating the Gaylord Texan, which we opened on April 2, 2004, and by further exploiting our attractions assets and our vacation rental business. Our ability to do this depends upon many factors, some of which are beyond our control. These include:

•	our ability to achieve positive cash flow from operations of our new Gaylord Texan within the anticipated ramp-up period;

•	our ability to generate cash flows from existing operations;

•	our ability to hire and retain hotel management, catering and convention-related staff for our hotels and staff for our vacation rental offices;

•	our ability to capitalize on the strong brand recognition of certain of our Opry and Attractions assets; and

•	the continued popularity and demand for country music.

      If we are unable to successfully implement the business strategies described above, our cash flows and net income may be reduced.

Our hotel and convention business and our vacation rental and property management business are subject to significant market risks.

      Our ability to continue to successfully operate the Gaylord Opryland, the Gaylord Palms, and the new Gaylord Texan, and to operate our ResortQuest vacation rental business, is subject to factors beyond our control which could reduce the revenue and operating income of these properties. These factors include:

•	the desirability and perceived attractiveness of the Nashville, Tennessee area; the Orlando, Florida area; and the Dallas, Texas area as tourist and convention destinations;

•	adverse changes in the national economy and in the levels of tourism and convention business that would affect our hotels or vacation rental properties we manage;

•	the hotel and convention business is highly competitive, and Gaylord Palms and our new Gaylord Texan hotel are operating in extremely competitive markets for convention and tourism business;

•	our group convention business is subject to reduced levels of demand during the year-end holiday periods, and we may not be able to attract sufficient general tourism guests to offset this seasonality; and

•	the vacation rental and property management business is highly competitive and has low barriers to entry, and we compete primarily with local vacation rental and property management companies located in its markets, some of whom are affiliated with the owners or operators of resorts where these competitors provide their services or which may have lower cost structures and may provide their services at lower rates.

Our recent acquisition of ResortQuest International, Inc., which we completed on November 20, 2003, involves substantial risks.

      The ResortQuest acquisition involves the integration of two companies that previously have operated independently, which is a complex, costly and time-consuming process. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the ResortQuest acquisition and the integration of the two companies’ operations could harm the business, results of operations, financial condition or prospects of the combined company. In addition, we may be unable to achieve the anticipated cost savings from the ResortQuest acquisition for many reasons. Gaylord and ResortQuest have incurred substantial expenses, such as legal, accounting and financial advisor fees, in connection with the acquisition.

Unanticipated costs of hotels we open in new markets may reduce our operating income.

      As part of our growth plans, we may open or acquire new hotels in geographic areas in which we have little or no operating experience and in which potential customers may not be familiar with our business. As a result, we may have to incur costs relating to the opening, operation and promotion of those new hotel properties that are substantially greater than those incurred in other areas. Even though we may incur substantial additional costs with these new hotel properties, they may attract fewer customers than our existing hotels. As a result, the results of operations at new hotel properties may be inferior to those of our existing hotels. The new hotels may even operate at a loss. Even if we are able to attract enough customers to our new hotel properties to operate them at a profit, it is possible that those customers could simply be moving future meetings or conventions from our existing hotel properties to our new hotel properties. Thus, the opening of a new hotel property could reduce the revenue of our existing hotel properties.

Our hotel development is subject to timing, budgeting and other risks.

      We intend to develop additional hotel properties as suitable opportunities arise, taking into consideration the general economic climate. New project development has a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	construction defects or noncompliance with construction specifications;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	so-called acts of God such as earthquakes, hurricanes, floods or fires that could delay the development of a project;

•	the availability and cost of capital; and

•	governmental restrictions on the nature or size of a project or timing of completion.

      Our development projects may not be completed on time or within budget.

Our real estate investments are subject to numerous risks.

      Because we own hotels and attractions properties, we are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, insurance, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing real estate zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition. In addition, equity real estate investments, such as the investments we hold and any additional properties that we may acquire, are relatively difficult to sell quickly. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our operating income will be reduced.

Our hotel and vacation rental properties are concentrated geographically and our revenues and operating income could be reduced by adverse conditions specific to our property locations.

      Our existing hotel properties are located predominately in the southeastern United States. As a result, our business and our financial operating results may be materially affected by adverse economic, weather or business conditions in the Southeast. In addition, our ResortQuest vacation rental business manages properties that are significantly concentrated in beach and island resorts located in Florida and Hawaii and mountain resorts located in Colorado. Adverse events or conditions which affect these areas in particular, such as economic recession, changes in regional travel patterns, extreme weather conditions or natural disasters, may have an adverse impact on our ResortQuest operations.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law.

      Our operating income may be reduced by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted against us from time to time, and we may incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business.

Our properties are subject to environmental regulations that could impose significant financial liability on us.

      Environmental laws, ordinances and regulations of various federal, state, local and foreign governments regulate certain of our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under or in the properties we currently own or operate or those we previously owned or operated. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Finally, certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property.

Any failure to attract, retain and integrate senior and managerial level executives could negatively impact our operations and development of our properties.

      During 2001, we appointed a new Chairman and a new Chief Executive Officer and had numerous changes in senior management. Our future performance depends upon our ability to attract qualified senior executives and to retain their services. Our future financial results also will depend upon our ability to attract and retain highly skilled managerial and marketing personnel in our different areas of operation. Competition for qualified personnel is intense and is likely to increase in the future. We compete for qualified personnel against companies with significantly greater financial resources than ours.

We have certain minority equity interests over which we have no significant control, to or for which we may owe significant obligations and for which there is no market, and these investments may not be profitable.

      We have certain minority investments which are not liquid and over which we have no rights, or ability, to exercise the direction or control of the respective enterprises. These include our equity interests in Viacom, Bass Pro and the Nashville Predators. When we make these investments, we sometimes extend guarantees related to such investments. For example, in connection with our investment in the Nashville Predators, we agreed to guarantee, severally and jointly with other investors, up to $15.0 million of specified obligations. The ultimate value of each of these investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a market for those interests restricts our ability to dispose of them. Our lack of control over the management of these businesses and the lack of a market to sell our interest in these businesses may cause us to recognize a loss on our investment in these businesses. In addition, we may enter into joint venture arrangements. These arrangements are subject to uncertainties and risks, including those related to conflicting joint venture partner interests and to our joint venture partners failing to meet their financial or other obligations.

We are subject to risks relating to acts of God, terrorist activity and war.

      Our operating income may be reduced by acts of God, such as natural disasters or acts of terror, in locations where we own and/or operate significant properties and areas of the world from which we draw a large number of customers. Some types of losses, such as from earthquake, hurricane, terrorism and environmental hazards, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Similarly, wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife as well as geopolitical uncertainty have caused in the past, and may cause in the future, our results to differ materially from anticipated results.

We face risks related to an SEC investigation.

      In March 2003, we restated our historical financial statements for 2000, 2001 and the first nine months of 2002 to reflect certain non-cash changes, which resulted primarily from a change to our income tax accrual and a change in the manner in which we accounted for our investment in the Nashville Predators. We have been advised by the SEC staff that it is conducting a formal investigation into the financial results and transactions that were the subject of our restatement. The SEC staff is reviewing documents provided by us and our independent accountants and has taken or will take testimony from former and current employees of the Company. We have been cooperating with the SEC staff and intend to continue to do so. Nevertheless, if the SEC makes a determination adverse to us, we may face sanctions, including, but not limited to, monetary penalties and injunctive relief.

The hospitality industry and the vacation and property management industry are heavily regulated, including with respect to food and beverage sales, real estate brokerage licensing, employee relations and construction concerns, and compliance with these regulations could increase our costs and reduce our revenues and profits.

      Our hotel operations are subject to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service and health and safety of premises. Our vacation rental operations are also subject to licensing requirements applicable to real estate operations, laws and regulations relating to consumer protection and local ordinances. We are also subject to laws regulating our relationship with our employees in areas such as hiring and firing, minimum wage and maximum working hours, overtime and working conditions. The success of expanding our hotel operations also depends upon our obtaining necessary building permits and zoning variances from local authorities. Compliance with these laws is time intensive and costly and may reduce our revenues and operating income.

If vacation rental property owners do not renew a significant number of property management contracts, revenues and operating income from our ResortQuest vacation rental business would be reduced.

      Through our ResortQuest vacation rental business, we provide rental and property management services to property owners pursuant to management contracts, which generally have one-year terms. The majority of such contracts contain automatic renewal provisions but also allow property owners to terminate the contract at any time. If property owners do not renew a significant number of management contracts or if we are unable to attract additional property owners, revenues and operating income for our ResortQuest business may be reduced. In addition, although most of its contracts are exclusive, industry standards in certain geographic markets dictate that rental services be provided on a non-exclusive basis.

Risk Relating to our Leveraged Capital Structure

Our substantial debt could reduce our cash flow and limit our future business activities.

      We currently have a significant amount of debt. As of December 31, 2003, we had $548.8 million of total debt, exclusive of our $613.1 million secured forward exchange contract, and stockholders’ equity of $904.5 million. Our substantial amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under our existing indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the hospitality industry, which may place us at a competitive disadvantage compared with competitors that are less leveraged; and

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

      In addition, the terms of our Nashville hotel loan, our new revolving credit facility and the indenture governing our 8% senior notes allow us to incur substantial amounts of additional debt subject to certain limitations. Any such additional debt could increase the risks associated with our substantial leverage. Our substantial leverage is evidenced by our earnings being insufficient to cover fixed charges by $71.8 million, $37.8 million and $167.3 million for the years ended December 31, 2003, 2001 and 2000.

To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.

      Our ability to make payments on, or repay or refinance, our debt, including any future debt we may incur, and to fund planned capital expenditures will depend largely upon our future operating performance and our ability to generate cash from operations. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants and financial ratios in our Nashville hotel loan and our new revolving credit facility and our other debt agreements, including the indenture governing our 8% senior notes due 2013 and other agreements we may enter into in the future. Our business may not generate sufficient cash flow from operations or we may not have future borrowings available to us under our new revolving credit facility or from other sources in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs.

      In addition, we will be required to refinance our Nashville hotel loan ($199.2 million outstanding as of December 31, 2003), which matures in 2004, subject to extension to 2006, and our new revolving credit facility which matures in 2006. At the expiration of the secured forward exchange contract relating to shares of Viacom stock we own, we will be required to incur additional debt or use any cash on hand to pay the estimated $156.0 million deferred tax payable at that time. We cannot assure you that we will be able to refinance any of our debt, including our Nashville hotel loan and our new revolving credit facility or finance the deferred taxes on our Viacom stock on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.

      Our credit agreements, the indenture governing our 8% senior notes and the indenture governing any future debt securities we issue may restrict, and market or business conditions may limit, our ability to do some of these things.

The agreements governing our debt, including our 8% senior notes due 2013 and our senior secured loans, contain various covenants that limit our discretion in the operation of our business and could lead to acceleration of debt.

      Our existing agreements, including our new revolving credit facility, our Nashville hotel loan and our 8% senior notes, impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities. These restrictions require us to comply with or maintain certain financial tests and ratios, including minimum consolidated net worth, minimum interest coverage ratio and maximum leverage ratios, and limit or prohibit our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or prepay certain debt;

•	pay dividends on our stock to our stockholders or repurchase our stock;

•	make certain investments;

•	enter new lines of business;

•	engage in consolidations, mergers and acquisitions;

•	make certain capital expenditures; and

•	require our subsidiaries to pay dividends and make other distributions to us.

      These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

      Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

Other Risks Related to an Investment in Our Common Stock

The market price for our common stock may be volatile, and fluctuations in our operating results and other factors may result in decreases in our stock price.

      In recent periods, there has been significant volatility in the market price for our publicly traded common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•	our quarterly operating results or the operating results of other hospitality companies;

•	changes in general conditions in the economy, the financial markets or hospitality or vacation rental industry;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	increases in labor and other costs; and

•	natural disasters, riots, terrorist attacks or other developments affecting us or our competitors.

      In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Our certificate of incorporation and bylaws and Delaware law could make it difficult for a third party to acquire our company.

      The Delaware General Corporation Law (“DGCL”) and our certificate of incorporation and bylaws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions:

•	authorize us to issue “blank check” preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;

•	provide that directors may only be removed with cause by the affirmative vote of at least a majority of the votes of shares entitled to vote thereon;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	provide that special meetings of stockholders may be called only by our chairman or by a majority of the members of our board of directors;

•	impose restrictions on ownership of our common stock by non-United States persons due to our ownership of a radio station; and

•	prohibit shareholder actions taken on written consent.

      We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our certificate of incorporation and bylaws and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for publicly traded equity securities, and also could limit the price that investors are willing to pay in the future for shares of our publicly traded equity securities. We have considered other measures such as adoption of a stockholder rights plan. Although we have not adopted such a plan to date, we may do so in the future.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

      Our board of directors has the power to issue up to 100.0 million shares of preferred stock without any action on the part of our stockholders. As of April 7, 2004, we had no shares of preferred stock outstanding. Our board of directors also has the power, without stockholder approval, to set the terms of any new series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue additional shares of preferred stock in the future that have preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders.

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings.

      Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future offerings of equity securities. Upon completion of this offering, we intend to enter into a registration rights agreement with the remaining Gaylord family shareholders pursuant to which they may request a registration of their remaining common stock and sell their common stock in a public offering and may also participate in up to two offerings conducted by us, if any, under certain circumstances. Approximately            shares will be subject to registration rights, of which            will be held of record by the selling stockholders.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholders. All expenses relating to the offering will be paid by the selling stockholders including the underwriting commissions.

CAPITALIZATION

      The following table sets forth cash and cash equivalents and capitalization as of December 31, 2003.

As of
December 31,
2003

(in millions)
Unrestricted cash and cash equivalents	$121.0
Restricted cash and cash equivalents	37.7

Total cash and cash equivalents	$158.7

Long-term debt:
Gaylord Nashville senior secured debt due 2005(1)	$199.2
Revolving credit facility(2)	—
Other debt	1.1
8% senior notes due 2013	350.0
Less marked-to-market derivatives	(1.5)

Total debt	548.8
Total stockholders’ equity	904.5

Total capitalization	$1,453.3

(1)	The senior loan was scheduled to mature in March 2004. At our option, the senior loan could be extended for two additional one-year terms to March 2006, subject to our Gaylord Opryland operations meeting certain financial ratios and other criteria. We satisfied those criteria and extended the loan until March 2005.

(2)	Approximately $11.3 million of letters of credit are outstanding under the new revolving credit facility as of December 31, 2003.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our common stock is listed on the New York Stock Exchange under the symbol “GET”. The following table sets forth, for the calendar quarters indicated, the high and low sales prices for our common stock as reported by the NYSE for the last two years:

	High	Low

2002
First Quarter	$26.98	$22.10
Second Quarter	29.26	21.76
Third Quarter	23.05	17.90
Fourth Quarter	21.35	16.16

2003
First Quarter	$21.02	$16.55
Second Quarter	24.44	17.10
Third Quarter	26.24	17.70
Fourth Quarter	30.60	24.55

2004
First Quarter	$32.70	$28.25
Second Quarter (through April 6, 2004)	31.31	30.45

      On April 6, 2004, our last reported sale price on the NYSE was $30.47.

      There were approximately 2,282 record holders of our common stock as of March 16, 2004.

      We did not pay dividends on our common stock during the 2002 or 2003 fiscal years. We do not presently intend to declare any cash dividends. We intend to retain our earnings to fund the operation of our business, to service and repay our debt, and to make strategic investments as they arise. Moreover, the terms of our debt contain covenants that restrict our ability to pay dividends. Our board of directors may reevaluate this dividend policy in the future in light of our results of operations, financial condition, cash requirements, future prospects, loan agreements and other factors deemed relevant by our board.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected historical financial information of Gaylord and its subsidiaries as of December 31, 2003, 2002 and 2001 and for each of the three years in the period ended December 31, 2003 was derived from our audited consolidated financial statements. The selected financial information as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 was derived from previously issued audited consolidated financial statements adjusted for unaudited revisions for discontinued operations. The information in the following table should be read in conjunction with “Management’s Discussion of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003. We acquired ResortQuest on November 20, 2003 and the results of operations of ResortQuest for the period from November 20, 2003 to December 31, 2003 are included in our results for the year ended December 31, 2003.

	Years Ended December 31,

	2003		2002		2001		2000		1999

Income Statement Data:
Revenues:
Hospitality	$369,263		$339,380		$228,712		$237,260		$239,248
Opry and Attractions	61,433		65,600		67,064		69,283		97,839
ResortQuest	17,920		—		—		—		—
Corporate and Other	184		272		290		64		5,318

Total revenues	448,800		405,252		296,066		306,607		342,405

Operating expenses:
Operating costs	276,937		254,583		201,299		210,018		220,088
Selling, general and administrative	117,178		108,732		67,212		89,052		74,004
Preopening costs(1)	11,562		8,913		15,927		5,278		1,892
Gain on sale of assets(2)	—		(30,529)		—		—		—
Impairment and other charges	856	(4)	—		14,262	(4)	75,660	(4)	—
Restructuring charges	—		(17	)(5)	2,182	(5)	12,952	(5)	2,786	(5)
Merger costs	—		—		—		—		(1,741	)(9)
Depreciation and amortization:
Hospitality	46,536		44,924		25,593		24,447		22,828
Opry and Attractions	5,129		5,778		6,270		13,955		11,159
ResortQuest	1,186		—		—		—		—
Corporate and Other	6,099		5,778		6,542		6,257		6,870

Total depreciation and amortization	58,950		56,480		38,405		44,659		40,857

Total operating expenses	465,483		398,162		339,287		437,619		337,886

Operating income (loss):
Hospitality	42,347		25,972		34,270		45,478		43,859
Opry and Attractions	(600)		1,596		(5,010)		(44,413	)(8)	(8,183)
ResortQuest	(2,616)		—		—		—		—
Corporate and Other	(43,396)		(42,111)		(40,110)		(38,187)		(28,220)
Preopening costs(1)	(11,562)		(8,913)		(15,927)		(5,278)		(1,892)
Gain on sale of assets(2)	—		30,529		—		—		—
Impairment and other charges	(856	)(4)	—		(14,262	)(4)	(75,660	)(4)	—

	Years Ended December 31,

	2003	2002		2001		2000		1999

Restructuring charges	—	17	(5)	(2,182	)(5)	(12,952	)(5)	(2,786	)(5)
Merger costs	—	—		—		—		1,741	(9)

Total operating income (loss)	(16,683)	7,090		(43,221)		(131,012)		4,519
Interest expense, net of amounts capitalized	(52,804)	(46,960)		(39,365)		(30,307)		(15,047)
Interest income	2,461	2,808		5,554		4,046		5,922
Unrealized gain (loss) on Viacom stock	39,831	(37,300)		782		—		—
Unrealized (loss) gain on derivatives, net	(33,228)	86,476		54,282		—		—
Other gains and losses	2,209	1,163		2,661		(3,514)		586,371	(10)(11)

Income (loss) from continuing operations before income taxes	(58,214)	13,277		(19,307)		(160,787)		581,765
Provision (benefit) for income taxes	(24,669)	1,318		(9,142)		(52,331)		172,831

Income (loss) from continuing operations	(33,545)	11,959		(10,165)		(108,456)		408,934
Gain (loss) from discontinued operations, net of taxes(3)	34,371	85,757		(48,833)		(47,600)		(15,280)
Cumulative effect of accounting change, net of taxes	—	(2,572	)(6)	11,202	(7)	—		—

Net income (loss)	$826	$95,144		$(47,796)		$(156,056)		$393,654

Income (Loss) Per Share:
Income (loss) from continuing operations	$(0.97)	$0.36		$(0.30)		$(3.25)		$12.42
Income (loss) from discontinued operations	0.99	2.54		(1.45)		(1.42)		(0.46)
Cumulative effect of accounting change	—	(0.08)		0.33		—		—

Net income (loss)	$0.02	$2.82		$(1.42)		$(4.67)		$11.96

Income (Loss) Per Share-Assuming Dilution:
Income (loss) from continuing operations	$(0.97)	$0.36		$(0.30)		$(3.25)		$12.31
Income (loss) from discontinued operations	0.99	2.54		(1.45)		(1.42)		(0.46)
Cumulative effect of accounting change	—	(0.08)		0.33		—		—

Net income (loss)	$0.02	$2.82		$(1.42)		$(4.67)		$11.85

Dividends per share	$—	$—		$—		$—		$0.80

	As of December 31,

	2003		2002		2001		2000			1999

Balance Sheet Data:
Total assets	$2,577,263		$2,178,691	(10)	$2,177,644	(10	) $	1,930,805	(1	0	) $1,741,215
Total debt	548,759	(12)	340,638	(12)	468,997	(12)		175,500		297,500
Secured forward exchange contract	613,054	(10)	613,054	(10)	613,054	(10)		613,054	(10)	—
Total stockholders’ equity	904,509		787,579		696,988			765,937		1,007,149

(1)	Preopening costs are related to the Gaylord Palms and the new Gaylord Texan hotel in Grapevine, Texas. Gaylord Palms opened in January 2002 and the Gaylord Texan opened on April 2, 2004.

(2)	During 2002, the Company sold its one-third interest in the Opry Mills Shopping Center in Nashville, Tennessee and the related land lease interest between the Company and the Mills Corporation.

(3)	In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with the provisions of SFAS No. 144, the Company has presented the operating results and financial position of the following businesses as discontinued operations: WSM-FM and WWTN(FM); Word Entertainment; Acuff-Rose Music Publishing; GET Management, the Company’s artist management business; Oklahoma RedHawks; the Company’s international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and the Company’s water taxis.

(4)	Reflects the divestiture of certain businesses and reduction in the carrying values of certain assets. The components of the impairment and other charges related to continuing operations for the years ended December 31 are as follows:

	2003	2001	2000

	(in thousands)
Programming, film and other content	$856	$6,858	$7,410
Gaylord Digital and other technology investments	—	4,576	48,127
Property and equipment	—	2,828	3,397
Orlando-area Wildhorse Saloon	—	—	15,854
Other	—	—	872

Total impairment and other charges	$856	$14,262	$75,660

(5)	Related primarily to employee severance and contract termination costs.

(6)	Reflects the cumulative effect of the change in accounting method related to adopting the provisions of SFAS No. 142. The Company recorded an impairment loss related to impairment of the goodwill of the Radisson Hotel at Opryland. The impairment loss was $4.2 million, less taxes of $1.6 million.

(7)	Reflects the cumulative effect of the change in accounting method related to recording the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001, of $18.3 million less a related deferred tax provision of $7.1 million.

(8)	Includes operating losses of $27.5 million related to Gaylord Digital, the Company’s Internet initiative, and operating losses of $6.1 million related to country record label development, both of which were closed during 2000.

(9)	The merger costs relate to the reversal of merger costs associated with the October 1, 1997 merger when TNN and CMT were acquired by CBS.

(10)	1999 results of operations include a pretax gain of $459.3 million on the divestiture of television station KTVT in Dallas-Ft. Worth in exchange for CBS Series B preferred stock (which was later converted into 11,003,000 shares of Viacom, Inc. Class B common stock), $4.2 million of cash, and other consideration. The CBS Series B preferred stock was included in total assets at its market value of $648.4 million at December 31, 1999. The Viacom, Inc. Class B common stock was included in total assets at its market values of $488.3 million, $448.5 million, $485.8 million and $514.4 million at December 31, 2003, 2002, 2001 and 2000, respectively. During 2000, the Company entered into a seven-year forward exchange contract for a notional amount of $613.1 million with respect to 10,937,900 shares of the Viacom, Inc. Class B common stock. Prepaid interest related to the secured forward exchange contract of $91.2 million, $118.1 million, $145.0 million and $171.9 million was included in total assets at December 31, 2003, 2002, 2001 and 2000 respectively.

(11)	In 1995, the Company sold its cable television systems. Net proceeds were $198.8 million in cash and a note receivable with a face amount of $165.7 million, which was recorded at $150.7 million, net of a $15.0 million discount. As part of the sale transaction, the Company also received contractual equity participation rights (the “Rights”) equal to 15% of the net distributable proceeds from future asset sales. During 1998, the Company collected the full amount of the note receivable and recorded a pretax gain of $15.0 million related to the note receivable discount. During 1999, the Company received cash and recognized a pretax gain of $129.9 million representing the value of the Rights. The proceeds from the note receivable prepayment and the Rights were used to reduce outstanding bank indebtedness.

(12)	Related primarily to the construction of the Gaylord Palms and the new Gaylord Texan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Results of Operations for the Three Years Ended December 31, 2003

Our Current Operations

      Our operations are organized into four principal businesses:

•	Hospitality, consisting of our Gaylord Opryland Resort and Convention Center, our Gaylord Palms Resort and Convention Center, our Radisson Hotel at Opryland and our new Gaylord Texan Resort and Convention Center on Lake Grapevine.

•	Opry and Attractions, consisting of our Grand Ole Opry assets and our Nashville attractions.

•	ResortQuest, consisting of our vacation rental property management business.

•	Corporate and Other, consisting of our ownership interests in certain entities including our corporate expenses.

      During 2003, 2002, and 2001, we disposed of certain businesses, which have been classified as discontinued operations and are described in more detail below.

      During the third quarter of 2003, we completed a sale of the assets primarily used in the operation of WSM-FM and WWTN(FM) (collectively, the “Radio Operations”). The Radio Operations were previously included in a fourth business segment, media, along with WSM-AM. Due to the Radio Operations now being included in discontinued operations, WSM-AM is now grouped in the Opry and Attractions business segment for all periods presented.

      The acquisition of ResortQuest was completed on November 20, 2003. The results of operations of ResortQuest for the period November 20, 2003 to December 31, 2003 are included in the results discussed below.

      For the years ended December 31, our total revenues from continuing operations were divided among these businesses as follows:

Business	2003	2002	2001

Hospitality	82%	84%	77%
Opry and Attractions	14%	16%	23%
ResortQuest	4%	0%	0%
Corporate and Other	0%	0%	0%

      We generate a significant portion of our revenues from our Hospitality business. We believe that we are the only hospitality company focused primarily on the large group meetings and conventions sector of the lodging market. Our strategy is to continue this focus by concentrating on our “All-in-One-Place” self-contained service offerings and by emphasizing customer rotation among our convention properties, while also offering additional vacation and entertainment opportunities to guests and target customers through the Opry and Attractions and ResortQuest businesses.

      Our concentration in the hospitality industry, and in particular the large group meetings sector of the hospitality industry, exposes us to certain risks outside of our control. General economic conditions, particularly national and global economic conditions, can affect the number and size of meetings and conventions attending our hotels. Our business is also exposed to risks related to tourism, including terrorist attacks and other global events which affect levels of tourism in the United States and, in particular, the areas of the country in which our properties are located. Competition and the desirability of the locations in which our hotels and other vacation properties are located are also important risks to our business.

Key Performance Indicators; Hotel Industry Metrics

      As a hospitality-based company, our operating results are highly dependent on the volume of customers at our hotels and the quality of the customer mix at our hotels. These factors impact the price we can charge for our hotel rooms and other amenities such as food and beverages and meeting space at the resorts. Key performance indicators related to revenue are:

•	hotel occupancy (volume indicator);

•	average daily rate (“ADR”) (price indicator);

•	Revenue per Available Room (“RevPAR”) (a summary measure of hotel results calculated by dividing room sales by room nights available to guests for the period); and

•	Total Revenue per Available Room (“Total RevPAR”) (a summary measure of hotel results calculated by dividing the sum of room sales, food and beverage sales and other ancillary services revenue (which equals hospitality segment revenues) by room nights available to guests for the period).

      We recognize revenue from rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of sale. Almost all of our revenues are either cash-based or, for meeting and convention groups meeting our credit criteria, billed and collected on a short-term receivables basis. Our industry is capital intensive, and we rely on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash flow for future development.

      Our results of operations are affected by the number and type of group meetings and conventions scheduled to attend our hotels in a given period. We attempt to offset any identified shortfalls in occupancy by creating special events at our hotels or offering incentives to groups in order to attract increased business during this period. A variety of factors can affect the results of any interim period, including the nature and quality of the group meetings and conventions attending our hotels during such period, which have often been contracted for several years in advance, and the level of transient business at our hotels during such period.

Overall Outlook

      We have invested heavily in our operations in 2003 and 2002, primarily in connection with the opening of the Gaylord Palms in 2002, the continued construction of the Gaylord Texan in 2003 and the ResortQuest acquisition, which was consummated in November 2003. Subsequent to the completion of the Gaylord Texan in April 2004, our investments in 2004 will consist primarily of ongoing capital improvements rather than construction commitments. We believe that the Gaylord Texan will have an impact on our operating results in 2004, given that it is currently expected to be in operation for over eight months of the fiscal year.

      We also believe that a full year of operations of our ResortQuest subsidiary will impact our financial results. Only the results of operations of ResortQuest from the period November 20, 2003 to December 31, 2003 have been included in our historical financial results.

      As previously announced, we have plans to develop a Gaylord hotel and have a contract to purchase property on the Potomac River in Prince George’s County, Maryland (in the Washington, D.C. market), subject to market conditions, the availability of financing, resolution of certain zoning issues and approval by our board of directors. We also are considering other potential sites. The timing and extent of any of these development projects is uncertain.

Selected Financial Information

      The following table contains our selected financial information for each of the three years ended December 31, 2003, 2002 and 2001. The table also shows the percentage relationships to total revenues and, in the case of segment operating income, its relationship to segment revenues.

      The acquisition of ResortQuest was completed on November 20, 2003. The results of operations of ResortQuest for the period November 20, 2003 to December 31, 2003 are included in the results discussed below.

	Years Ended December 31,

	2003	%		2002	%		2001	%

Income Statement Data:
Revenues:
Hospitality	$369,263	82.3		$339,380	83.7		$228,712	77.3
Opry and Attractions	61,433	13.7		65,600	16.2		67,064	22.6
ResortQuest	17,920	4.0		—	—		—	—
Corporate and Other	184	—		272	0.1		290	0.1

Total revenues	448,800	100.0		405,252	100.0		296,066	100.0

Operating expenses:
Operating costs	276,937	61.7		254,583	62.8		201,299	68.0
Selling, general and administrative	117,178	26.1		108,732	26.8		67,212	22.7
Preopening costs	11,562	2.6		8,913	2.2		15,927	5.4
Gain on sale of assets	—	—		(30,529)	(7.5)		—	—
Impairment and other charges	856	0.2		—	—		14,262	4.8
Restructuring charges	—	—		(17)	—		2,182	0.7
Depreciation and amortization:
Hospitality	46,536	10.4		44,924	11.1		25,593	8.6
Opry and Attractions	5,129	1.1		5,778	1.4		6,270	2.1
ResortQuest	1,186	0.3		—	—		—	—
Corporate and Other	6,099	1.4		5,778	1.4		6,542	2.2

Total depreciation and amortization	58,950	13.1		56,480	13.9		38,405	13.0

Total operating expenses	465,483	103.7		398,162	98.3		339,287	114.6

Operating income (loss):
Hospitality	42,347	11.5		25,972	7.7		34,270	15.0
Opry and Attractions	(600)	(1.0)		1,596	2.4		(5,010)	(7.5)
ResortQuest	(2,616)	(14.6)		—	—		—	—
Corporate and Other	(43,396)	(A	)	(42,111)	(A	)	(40,110)	(A	)
Preopening costs	(11,562)	(B	)	(8,913)	(B	)	(15,927)	(B	)
Gain on sale of assets	—	(B	)	30,529	(B	)	—	(B	)
Impairment and other charges	(856)	(B	)	—	(B	)	(14,262)	(B	)
Restructuring charges	—	(B	)	17	(B	)	(2,182)	(B	)

Total operating income (loss)	(16,683)	(3.7)		7,090	1.7		(43,221)	(14.6)
Interest expense, net of amounts capitalized	(52,804)	(C	)	(46,960)	(C	)	(39,365)	(C	)
Interest income	2,461	(C	)	2,808	(C	)	5,554	(C	)
Unrealized gain on Viacom stock and derivatives, net	6,603	(C	)	49,176	(C	)	55,064	(C	)

	Years Ended December 31,

	2003	%		2002	%		2001	%

Other gains and (losses), net	2,209	(C	)	1,163	(C	)	2,661	(C	)
(Provision) benefit for income taxes	24,669	(C	)	(1,318)	(C	)	9,142	(C	)
Gain (loss) on discontinued operations, net	34,371	(C	)	85,757	(C	)	(48,833)	(C	)
Cumulative effect of accounting change, net	—	(C	)	(2,572)	(C	)	11,202	(C	)

Net income (loss)	$826	(C	)	$95,144	(C	)	$(47,796)	(C	)

(A)	These amounts have not been shown as a percentage of segment revenue because the Corporate and Other segment generates only minimal revenue.

(B)	These amounts have not been shown as a percentage of segment revenue because the Company does not associate them with any individual segment in managing the Company.

(C)	These amounts have not been shown as a percentage of total revenue because they have no relationship to total revenue.

Summary Financial Results

      The following table summarizes our results of operations for the years ended 2003, 2002 and 2001:

	Year Ended December 31,

		Percentage			Percentage
	2003	Change		2002	Change	2001

	(in thousands, except percentages and per share data)
Total revenues	$448,800	10.7%		$405,252	36.9%	$296,066
Total operating expenses	465,483	16.9%		398,162	17.4%	339,287
Operating income (loss)	(16,683)	(335.3%	)	7,090	116.4%	(43,221)
Income (loss) from continuing operations	(33,545)	(380.5%	)	11,959	217.6%	(10,165)
Income (loss) from continuing operations per share — fully diluted	(0.97)	(369.4%	)	0.36	220.0%	(0.30)

2003 Results

      The Company’s total revenues in 2003 increased 10.7% from 2002 primarily due to an increase in Hospitality revenues. The Company’s income from continuing operations during the year ended 2003 decreased from the year ended 2002 primarily as a result of a decline in operating income caused by:

•	A one-time gain of $30.5 million recognized in 2002 as a result of the sale of our Opry Mills investment, which increased our 2002 operating income by a corresponding amount.

•	An additional $2.6 million in preopening costs over 2002 primarily related to a $7.3 million increase in preopening costs at the Gaylord Texan and a $4.5 million decrease in preopening costs at the Gaylord Palms.

•	An additional $2.5 million in our depreciation and amortization expense in 2003 due to additional capital expenditures and the acquisition of ResortQuest.

•	A loss of $2.6 million from the operations of ResortQuest from the period from November 20, 2003 to December 31, 2003.

      Also contributing to our loss from continuing operations in 2003 were:

•	The recognition of a net unrealized gain on our investment in Viacom stock and the related secured forward exchange contract of $6.6 million in 2003, as compared to a net unrealized gain of $49.2 million in 2002.

•	A $5.8 million increase in our interest expense in 2003 primarily due to the costs associated with refinancing our indebtedness and repaying the debt of ResortQuest, as well as additional amounts of debt outstanding.

      Serving to lessen the impact of the items described above was an 8.8% increase in Hospitality revenue in 2003, although such increase was partially offset by an 8.8% increase in our operating costs and a 7.8% increase in our selling general and administrative expenses.

2002 Results

      In 2002, income from continuing operations increased from 2001 primarily as a result of the one-time gain from the sale of our Opry Mills investment and a significant reduction in the amount of restructuring charges and impairment and other charges as compared to 2001. However, total revenues also increased 36.9% in 2002 as a result of an increase in Hospitality revenues caused by the opening of the Gaylord Palms. This increase in total revenues was offset partially by a 17.4% increase in operating expenses in 2002, consisting primarily of increases in operating costs, selling, general and administrative expenses, and depreciation and amortization expense related to the opening of the Gaylord Palms.

Per Share Results

      Results on a per share basis in 2003 were impacted by a higher weighted average number of shares outstanding, due to the issuance of 5,318,363 shares on November 20, 2003 in connection with the ResortQuest acquisition.

Operating Results

      The following table includes key information about our operating results:

	Year Ended December 31,

		Percentage		Percentage
	2003	Change	2002	Change	2001

	(in thousands, except percentages)
Total revenues	$448,800	10.7%	$405,252	36.9%	$296,066
Operating expenses:
Operating costs	276,937	8.8%	254,583	26.5%	201,299
Selling, general and admin.	117,178	7.8%	108,732	61.8%	67,212
Preopening costs	11,562	29.7%	8,913	(44.0)%	15,927
Gain on sale of assets	—	—	(30,529)	—	—
Impairment and other charges	856	—	—	—	14,262
Restructuring charges	—	—	(17)	(100.8)%	2,182
Depreciation and amortization	58,950	4.4%	56,480	47.1%	38,405

Operating income (loss)	$(16,683)	(335.3)%	$7,090	116.4%	$(43,221)

      The most important factors and trends contributing to our operating performance over the last three years have been:

•	An improvement in the operating performance of our hotels as compared to previous periods.

•	Improved food and beverage, banquet and catering services at our hotels, which have increased our Total Revenue per Available Room at our hotels.

•	The impact of the opening of the Gaylord Palms in 2002 on our total revenues and the accompanying increase in our total operating expenses.

•	Our ongoing assessment of operations and the related incurrence of restructuring charges to streamline those operations.

•	Our re-evaluation of the carrying values of certain assets and the related incurrence of impairment charges related to these assets.

•	The ResortQuest acquisition, which was completed on November 20, 2003.

•	Preopening costs associated with the Gaylord Palms and the Gaylord Texan.

      The factors described above, particularly the increase in Hospitality revenues associated with improved operations at the Gaylord Palms and Gaylord Opryland, and the inclusion of ResortQuest’s revenues for the period from November 20, 2003 to December 31, 2003, led to the increase in our total revenue in 2003. The increase in total revenue in 2002 as compared to 2001 is primarily attributable to the opening of the Gaylord Palms in 2002.

      Excluding the one-time $30.5 million gain recognized on the sale of our interests in Opry Mills in 2002, operating loss improved 28.8% due to the increase in our total revenues and a reduction in the rate of growth of our operating costs.

      Excluding the one-time $30.5 million gain recognized on the sale of our interests in Opry Mills in 2002 and our impairment and restructuring charges our operating loss improved 12.4% from 2001 to 2002 due primarily to the opening of the Gaylord Palms. In analyzing operating loss in 2001 compared to income from operations in 2002, we believe it is appropriate to eliminate the effect of the one-time gain on sale of the Opry Mills interest because it is non-recurring, because the gain or loss on sale of discontinued operations is not included in operating income (loss) and because considering operating loss after eliminating this item gives a more accurate comparison of the operating performance of our business for the periods.

Operating Results — Detailed Revenue Information

      The following presents detail of our net revenues:

	Year Ended December 31,

		Percentage		Percentage
	2003	Change	2002	Change	2001

	(in thousands, except percentages)
Hospitality revenue	$369,263	8.8%	$339,380	48.4%	$228,712
Opry and Attractions revenue	61,433	(6.4)%	65,600	(2.2)%	67,064
ResortQuest revenue	17,920	—	—	—	—
Corporate and other revenue	184	(32.4)%	272	(6.2)%	290

Total revenues	$448,800	10.7%	$405,252	36.9%	$296,066

      The growth in our total revenues in both 2003 and 2002 was driven primarily by a growth in Hospitality revenues during such periods. Total revenues also increased in 2003, as compared to 2002, as a result of the inclusion of the revenues of ResortQuest from the period

November 20, 2003 to December 31, 2003. Detailed information with respect to the revenues of the Hospitality, the Opry and Attractions, ResortQuest and the Corporate and Other businesses are discussed in more detail below.

Hospitality Revenue

      Hospitality revenue increased in 2003 as compared to 2002 due to the improved property-level performance at the Gaylord Palms and Gaylord Opryland as a result of an increase in food and beverage and other ancillary revenues, as well as a result of an increase in RevPAR due to increased occupancy levels. The term “other ancillary revenues” means non-room revenue other than food and beverage and consists primarily of revenue from banquets and other events hosted by the hotel, gift shop and other miscellaneous sales. Property-level revenue increased in 2003 as a result of changes to our group sales strategy in 2002 compared to 2001. These changes included a refocused sales effort on the defined target customer, a revamped incentive program for our sales executives, as well as a new focus on rotating group meetings between the Gaylord Palms and Gaylord Opryland. Hospitality revenue increased in 2002 as compared to 2001 primarily due to the opening of the Gaylord Palms in January 2002. The following table presents details of the revenues, and the key revenue drivers, of our Hospitality business as a whole, Gaylord Opryland and Gaylord Palms:

	Year Ended December 31,

		Percentage		Percentage
	2003	Change	2002	Change	2001

Hospitality business(1):
Total revenues (in thousands)	$369,263	8.8%	$339,380	48.4%	$228,712
Occupancy	72.2%	7.4%	67.2%	(3.3)%	69.5%
Average daily rate	$142.57	(2.4)%	$146.07	8.1%	$135.15
RevPAR(2)	$102.86	4.8%	$98.18	4.4%	$94.00
Total RevPAR(3)	$220.44	8.3%	$203.60	3.5%	$196.62

Gaylord Opryland:
Total revenues (in thousands)	$215,265	4.4%	$206,132	(7.1)%	$221,932
Occupancy	72.4%	5.6%	68.6%	(2.4)%	70.3%
Average daily rate	$137.47	(3.6)%	$142.58	1.6%	$140.33
RevPAR(2)	$99.59	1.8%	$97.80	(0.9)%	$98.65
Total RevPAR (3)	$204.75	4.5%	$195.97	(7.1)%	$211.01

Gaylord Palms:
Total revenues (in thousands)	$146,800	16.1%	$126,473	—	$—
Occupancy	72.3%	11.5%	64.8%	—	—
Average Daily Rate	$165.79	(1.7)%	$168.65	—	$—
RevPAR(2)	$119.87	9.6%	$109.37	—	$—
Total RevPAR(3)	$286.05	13.8%	$251.26	—	$—

(1)	The results of our Hospitality business include the results of our Radisson Hotel at Opryland, located in Nashville, Tennessee.

(2)	The Company calculates RevPAR by dividing room sales for comparable properties by room nights available to guests for the applicable period. RevPAR is not comparable to similarly titled measures such as revenues.

(3)	The Company calculates Total Revenue per Available Room (“Total RevPAR”) by dividing the sum of room sales, food and beverage sales, and other ancillary services revenue (which equals hospitality segment revenues) by room nights available to guests for the applicable period. Total Revenue per Available Room is not comparable to similarly titled measures such as revenues.

     Gaylord Opryland. The increase in Gaylord Opryland revenue in 2003 as compared to 2002 is due to improved occupancy at the hotel. Despite rate pressure caused by customer mix, the increase in hotel occupancy led to an increase in 2003 RevPAR. In addition, favorable food and beverage and other ancillary revenue contributed to the increase in Total RevPAR in 2003. The decline in revenue at the hotel in 2002 as compared to 2001 is due to the reduced occupancy levels at the hotel throughout 2002. Despite an improved average daily rate in 2002 due to more favorable group room pricing, the decline in occupancy led to a decline in 2002 RevPAR at the hotel. In addition, this lower occupancy contributed to a decline in food and beverage and other ancillary revenue at the hotel, resulting in the decline in Total RevPAR in 2002.

      Gaylord Palms. The increase in Gaylord Palms revenue in 2003 as compared to 2002, its first year of operation, is primarily due to improved occupancy at the hotel during the first half of 2003 as well as improved rates at the hotel during the first quarter of 2003. Although average daily rate decreased in 2003 due to less favorable group room pricing throughout the second half of the year, this increase in occupancy (driven by improved group bookings and an increase in transient guests) led to an increase in 2003 RevPAR at the hotel. In addition, increased customer utilization of food and beverage and other ancillary services at the hotel contributed to the increase in Total Revenue per Available Room from 2002.

Opry and Attractions Revenue

      The decrease in Opry and Attractions revenues in 2003 and 2002, as compared to the previous year, was primarily a result of a decrease in the revenue of Corporate Magic, a company specializing in the production of creative events in the corporate entertainment marketplace, of $7.8 million in 2003 and $5.1 million in 2002. This reduction was caused by reduced spending by corporate customers as a result of the terrorist attacks of September 11, 2001 and the resulting downturn in the economy, which reduced demand for corporate events. The decrease in revenue of Corporate Magic was partially offset by an increase in revenues of the Grand Ole Opry of $2.3 million in 2003 (to $18.3 million) and $2.5 million (to $15.9 million) in 2002. The Grand Ole Opry revenue increase is due to an increase in popular performers appearing on the Grand Ole Opry and a resulting increase in attendance.

ResortQuest Revenue

      On November 20, 2003, we completed our acquisition of ResortQuest. Accordingly, our total revenues for the year ended December 31, 2003 include the revenues of ResortQuest from the period November 20, 2003 to December 31, 2003. Our ResortQuest group receives property management fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Management fees range from approximately 3% to over 40% of gross lodging revenues collected based upon the type of services provided by us to the property owner and the type of rental units managed. We also recognize other revenues primarily related to real estate broker commissions, food & beverage sales and software and maintenance sales.

Corporate and Other Revenue

      The decline in Corporate and Other revenue in 2003 and 2002, which consists of corporate sponsorships and rental income, is primarily due to reductions in sponsorship revenues from Opry Mills, which was divested in the second quarter of 2002.

Operating Results — Detailed Operating Expense Information

      The 16.9% increase in total operating expenses in 2003 can be attributed to an increase in our operating costs, driven primarily by increases in our preopening costs, depreciation and amortization expense and selling, general and administrative expenses. However, despite these increases:

•	Operating costs, as a percentage of revenues, decreased to 61.7% during 2003 as compared to 62.8% during 2002.

•	Selling, general and administrative expenses, as a percentage of revenues, decreased to 26.1% during 2003 from 26.8% in 2002.

      These decreases are primarily the result of improved operational efficiency at our hotels. Excluding the gain on sale of assets, the impairment and other charges and restructuring charges from both periods, total operating expenses increased $35.9 million, or 8.4%, to $464.6 million in 2003 as compared to 2002.

Operating Costs

      Operating costs consist of direct costs associated with the daily operations of our core assets, primarily the room, food and beverage and convention costs in Hospitality. Operating costs also include the direct costs associated with the operations of our other business units. Operating costs increased in both 2003 and 2002 due to increases in Hospitality operating costs. Operating costs for each of our businesses are discussed below.

      Hospitality operating costs. Hospitality operating costs were as follows:

	Year Ended December 31,

		Percentage		Percentage
	2003	Change	2002	Change	2001

	(in thousands, except percentages)
Total Hospitality
Operating Costs:	$215,900	3.5%	$208,500	49.0%	$139,900
Gaylord Opryland
Operating Costs:	131,000	1.0%	129,700	(5.1)%	136,600
Gaylord Palms
Operating Costs:	81,700	8.6%	75,200	—	—

      Hospitality operating costs increased in 2003, as compared to 2002, primarily due to increased utilization of services at the Gaylord Opryland and the Gaylord Palms. The 2002 increase in Hospitality operating costs is primarily due to the opening of Gaylord Palms in January 2002, although such increase was partially offset by a decrease in operating costs at Gaylord Opryland due to the reduced levels of occupancy, and corresponding reductions in variable expenses, at the hotel during the year.

      Opry and Attractions operating costs. Opry and Attractions operating costs decreased $0.2 million, or 0.5%, to $39.3 million in 2003. Although the operating costs of the Grand Ole Opry increased $2.9 million in 2003 in response to increased revenues, the operating costs of Corporate Magic decreased $5.6 million to $7.5 million in 2003, as compared to 2002. This decrease is due to Corporate Magic’s lower revenue and certain cost saving measures taken by the Company during 2003.

      Operating costs in the Opry and Attractions group decreased $11.2 million, or 22.0%, to $39.5 million in 2002. The operating costs of Corporate Magic decreased $7.6 million, to $13.2 million in 2002, as compared to 2001 primarily due to the lower revenue and certain cost saving measures taken by the Company during 2002. The operating costs of the Grand Ole Opry and the General Jackson Showboat decreased $1.0 million in 2002 due to cost saving measures.

      ResortQuest operating costs. Operating costs for ResortQuest during the period from November 20, 2003 to December 31, 2003 were $13.4 million.

      Corporate and other operating costs. Corporate and Other operating costs increased $1.7 million, or 25.4%, to $8.3 million in 2003 as compared to 2002 due primarily to changes in our long-term incentive plan compensation program and changes to the actuarial assumptions used in our pension plan. Corporate and Other operating costs decreased $4.1 million, or 38.4%, to $6.6 million in 2002 as compared to 2001 due to the elimination of unnecessary management levels and overhead at the hotels identified in our 2001 Strategic Assessment.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses consist of administrative and overhead costs. Selling, general, and administrative expenses increased $8.4 million, or 7.8%, to $117.2 million in 2003, primarily due to increases in Hospitality selling, general and administrative expenses described below.

      Hospitality selling, general and administrative expenses. Hospitality selling, general and administrative expenses were as follows:

	Year Ended December 31,

		Percentage		Percentage
	2003	Change	2002	Change	2001

	(in thousands, except percentages)
Total hospitality
SG&A expenses:	$64,500	7.5%	$60,000	107.6%	$28,900
Gaylord Opryland
G&A expenses:	31,700	6.0%	29,900	8.3%	27,600
Gaylord Palms
SG&A expenses:	31,300	6.8%	29,300	—	—

      The increase in Gaylord Opryland’s selling, general and administrative expenses in 2003 and 2002 is due primarily to an increase in sales efforts at the hotel and advertising to promote the special events held at the hotel in these years. The increase in Gaylord Palms’ selling, general and administrative expenses in 2003 is due to an increase in sales efforts at the hotel and an increase in special events advertising, while the 2002 increase is primarily due to the opening of the Gaylord Palms in January 2002.

      Opry and Attractions selling, general and administrative expenses. Selling, general and administrative expenses in Opry and Attractions decreased $1.1 million, or 5.9%, to $17.6 million in 2003. This decrease is primarily due to a $0.9 million decrease at Corporate Magic due to decreased revenues in 2003.

      Opry and Attractions selling, general and administrative expenses increased $3.6 million, or 23.7%, to $18.7 million in 2002. This increase was partially due to increases in selling, general and administrative expenses for the General Jackson Showboat (an increase of $1.4 million, to $1.9 million) due to increased labor costs associated with additional revenue and increased management support during 2002. Also, selling, general, and administrative expenses increased $1.3 million to $5.5 million at the Grand Ole Opry due to an increase in revenue.

      ResortQuest selling, general and administrative expenses. Selling, general and administrative expenses for ResortQuest during the period from November 20, 2003 to December 31, 2003 were $5.9 million.

      Corporate and other selling, general and administrative expenses. Corporate and Other selling, general and administrative expenses, consist primarily of the Gaylord Entertainment Center naming rights agreement, senior management salaries and benefits, legal, human resources, accounting, pension and other administrative costs. During 2003, these expenses decreased $0.8 million, or 2.7%, to $29.2 million due to decreased corporate marketing expense.

      During 2002, our Corporate and Other selling, general and administrative expenses increased $6.9 million, or 29.8%, to $30.0 million as a result of amendments to our retirement plans and our retirement savings plan. As a result of these amendments, and as more fully described in Note 17 to our consolidated financial statements:

•	our retirement cash balance benefit was frozen and the policy related to future contributions to our retirement savings plan was changed;

•	as a result of these changes, we recorded a pretax charge of $5.7 million related to the write-off of unamortized prior service costs in selling, general, and administrative expenses;

•	we amended the eligibility requirements of our postretirement benefit plans effective December 31, 2001; and

•	in connection with the amendment and curtailment of the plans, we recorded a gain of $2.1 million which served to reduce our other selling, general and administrative expenses in 2002.

      Other increases in Corporate and Other selling, general and administrative expenses in 2002 can be attributed to increased personnel costs related to new corporate departments that did not previously exist, new management personnel in other corporate departments, and increased corporate marketing expenses as compared to the same period in 2001.

Preopening Costs

      In accordance with AICPA SOP 98-5, “Reporting on the Costs of Start-Up Activities”, we expense the costs associated with start-up activities and organization costs as incurred. Preopening costs increased $2.6 million, or 29.7%, to $11.6 million in 2003. The increase in preopening costs in 2003, as compared to 2002, resulted from our hotel development activities. Preopening costs related to our Gaylord Texan hotel, which opened in April 2004, totaled $11.3 million in 2003, as compared to $4.0 million in 2002. Preopening costs decreased in 2002 as compared to 2001 as a result of the opening of the Gaylord Palms in January of 2002. Gaylord Palms preopening costs decreased $8.4 million, to $4.5 million, in 2002 as compared to 2001. This decrease was partially offset by an increase in preopening costs related to the Gaylord Texan ($4.0 million in 2002, as compared to $3.1 million in 2001).

Gain on Sale of Assets

      During 2003, we did not recognize any material gains or losses on the sale of assets in operating income.

      In 2002, we recognized a gain of approximately $30.5 million in connection with our ownership interest in Opry Mills. We entered into a partnership in 1998 with The Mills Corporation to develop the Opry Mills Shopping Center in Nashville, Tennessee. We held a one-third interest in the partnership as well as the title to the land on which the shopping center was constructed, which was being leased to the partnership. During the second quarter of 2002, we sold our partnership share to certain affiliates of The Mills Corporation for approximately $30.8 million in cash proceeds. In accordance with the provisions of SFAS No. 66, “Accounting for Sales of Real Estate”, and other applicable pronouncements, we deferred approximately $20.0 million of the gain representing the estimated fair value of the continuing land lease interest between us and the Opry Mills partnership at June 30, 2002. We recognized the remainder of the proceeds, net of certain transaction costs, as a gain of approximately

$10.6 million during the second quarter of 2002. During the third quarter of 2002, we sold our interest in the land lease to an affiliate of the Mills Corporation and recognized the remaining $20.0 million deferred gain, less certain transaction costs.

Impairment and Other Charges

      During 2001, we named a new Chairman and a new Chief Executive Officer, and had numerous changes in senior management. The new management team instituted a corporate reorganization and the reevaluation of our businesses and other investments (the “2001 Strategic Assessment”). As a result of the 2001 Strategic Assessment, we determined that the carrying value of certain long-lived assets were not fully recoverable and recorded pretax impairment and other charges from continuing operations during 2001 and 2003 in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The components of the impairment and other charges related to continuing operations for the years ended December 31 are as follows (amounts in thousands):

	2003	2002	2001

Programming, film and other content	$856	$—	$6,858
Gaylord Digital and other technology investments	—	—	4,576
Property and equipment	—	—	2,828

Total impairment and other charges	$856	$—	$14,262

      We began production of an IMAX movie during 2000 to portray the history of country music. As a result of the 2001 Strategic Assessment, the carrying value of the IMAX film asset was reevaluated on the basis of its estimated future cash flows, resulting in an impairment charge of $6.9 million in 2001.

      At December 31, 2000, we held a minority investment in a technology start-up business. During 2001, the unfavorable environment for technology businesses created difficulty for this business to obtain adequate capital to execute its business plan and, subsequently, we were notified that this technology business had been unsuccessful in arranging financing, resulting in an impairment charge of $4.6 million. We also recorded an impairment charge related to idle real estate of $2.0 million during 2001 based upon an assessment of the value of the property. We sold this idle real estate during the second quarter of 2002. Proceeds from the sale approximated the carrying value of the property. In addition, we recorded an impairment charge for other idle property and equipment totaling $0.8 million during 2001 primarily due to the consolidation of offices resulting from personnel reductions.

      In the third quarter of 2003, based on the revenues generated by the theatrical release of the IMAX movie, the asset was again reevaluated on the basis of estimated future cash flows. As a result, an additional impairment charge of $0.9 million was recorded in the third quarter of 2003. The carrying value of the asset was $1.2 million as of December 31, 2003.

Restructuring Charges

      As part of the 2001 Strategic Assessment, we recognized pretax restructuring charges from continuing operations of $5.8 million related to streamlining operations and reducing layers of management. We recognized additional pretax restructuring charges from discontinued operations of $3.0 million in 2001. These restructuring charges were recorded in accordance with EITF No. 94-3. The restructuring costs from continuing operations consisted of $4.7 million related to severance and other employee benefits and $1.1 million related to contract termination costs, offset by the reversal of restructuring charges recorded in 2000 of $3.7 million primarily related to negotiated reductions in certain contract termination costs. The restructuring costs from discontinued operations in 2001 consisted of $1.6 million related to severance and other employee benefits and $1.8 million related to contract termination costs offset by the reversal of restructuring charges recorded in 2000 of $0.4 million.

      As part of our ongoing assessment of operations during 2002, we identified certain duplication of duties within divisions and realized the need to streamline those tasks and duties. Related to this assessment, during the second quarter of 2002, we adopted a plan of restructuring resulting in a pretax restructuring charge of $1.1 million related to employee severance costs and other employee benefits unrelated to discontinued operations. Also during 2002, we reversed approximately $1.1 million of the prior year’s restructuring charge. These restructuring charges were recorded in accordance with EITF No. 94-3. As of December 31, 2002, we recorded cash payments of $1.1 million against the 2002 restructuring accrual. During the fourth quarter of 2002, the outplacement agreements expired related to the 2002 restructuring charge. Therefore, we reversed the remaining $67,000 accrual. There was no remaining balance of the 2002 restructuring accrual at December 31, 2002.

Depreciation and Amortization

      Depreciation expense increased $1.2 million, or 2.4%, to $53.9 million in 2003. The increase in 2003 is due to additional capital expenditures and the acquisition of ResortQuest in 2003. Depreciation expense increased $18.0 million, or 51.7%, to $52.7 million in 2002. The increase during 2002 is primarily attributable to the opening of Gaylord Palms in January 2002. Depreciation expense of Gaylord Palms was $18.6 million subsequent to the January 2002 opening.

      Amortization expense increased by $1.2 million, or 32.3%, to $5.0 million in 2003 and increased slightly, by $0.1 million, in 2002. Amortization of software increased $1.2 million during 2003 and $0.9 million during 2002, primarily at Gaylord Opryland, Gaylord Palms and the Corporate and Other group. The 2002 increase in amortization of software was partially offset by the adoption of SFAS No. 142 on January 1, 2002, under the provisions of which we no longer amortize goodwill.

Non-Operating Results

Interest Expense

      Interest expense increased $5.8 million, or 12.4%, to $52.8 million in 2003, net of capitalized interest of $14.8 million. The increase in interest expense is primarily due to the costs associated with refinancing our indebtedness and the repayment of the outstanding debt of ResortQuest, as well as additional amounts of debt outstanding during 2003. Interest expense related to the amortization of prepaid costs and interest of the secured forward exchange contract (all of which has been prepaid) was $26.9 million during 2003. Our weighted average interest rate on our borrowings, including the interest expense associated with the secured forward exchange contract and excluding the write-off of deferred financing costs during the period, was 5.3% in 2003 and 2002.

      Interest expense increased $7.6 million, or 19.3%, to $47.0 million in 2002, net of capitalized interest of $6.8 million. The increase in interest expense is primarily due to the opening of the Gaylord Palms, after which interest related to the Gaylord Palms was no longer capitalized. Capitalized interest related to the Gaylord Palms hotel was $0.4 million during 2002 before its opening and was $16.4 million during 2001. The absence of capitalized interest related to Gaylord Palms was partially offset by an increase of $4.0 million of capitalized interest related to the Texas hotel. Interest expense related to the amortization of prepaid costs and interest of the secured forward exchange contract was $26.9 million during 2002 and 2001.

      Excluding capitalized interest from each period, interest expense decreased $4.4 million in 2002 due to the lower average borrowing levels and lower weighted average interest rates during 2002. Our weighted average interest rate on our borrowings, including the interest expense associated with the secured forward exchange contract, was 5.3% in 2002 as compared to 6.3% in 2001.

Interest Income

      The decrease in interest income of $0.3 million (to $2.5 million) in 2003 and $2.7 million (to $2.8 million) in 2002 primarily relates to a decrease in interest income from invested cash balances.

Gain (Loss) on Viacom Stock and Derivatives

      During 2000, we entered into a seven-year secured forward exchange contract with respect to 10.9 million shares of our Viacom stock investment. Effective January 1, 2001, we adopted the provisions of SFAS No. 133, as amended. Components of the secured forward exchange contract are considered derivatives as defined by SFAS No. 133.

      For the year ended December 31, 2003, we recorded net pretax losses of $33.2 million related to the decrease in fair value of the derivatives associated with the secured forward exchange contract. For the year ended December 31, 2003, we recorded net pretax gains of $39.8 million related to the increase in fair value of the Viacom stock. For the year ended December 31, 2002, we recorded net pretax gains of $86.5 million related to the increase in fair value of the derivatives associated with the secured forward exchange contract. For the year ended December 31, 2002, we recorded net pretax losses of $37.3 million related to the decrease in fair value of the Viacom stock. For the year ended December 31, 2001, we recorded net pretax gains of $54.3 million related to the increase in fair value of the derivatives associated with the secured forward exchange contract. Additionally, we recorded a nonrecurring pretax gain of $29.4 million on January 1, 2001, related to reclassifying our investment in Viacom stock from available-for-sale to trading as permitted by SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. For the year ended December 31, 2001, we recorded net pretax losses of $28.6 million related to the decrease in fair value of the Viacom stock subsequent to January 1, 2001.

Other Gains and Losses

      Other gains and losses, which consisted of dividends received on the Viacom stock and gains and losses on disposals of fixed assets, increased $1.0 million, or 89.9%, to $2.2 million in 2003. Other gains and losses decreased $1.5 million, or 56.3%, to $1.2 million in 2002. The decrease in 2002 is primarily due to the fact that during 2001, the indemnification period ended related to the sale of KTVT and we recognized a $4.6 million gain in 2001.

Income Taxes

      The effective income tax rate from continuing operations was 42%, 10%, and 47% in 2003, 2002, and 2001, respectively. The effective tax rate as applied to pretax income from continuing operations differed from the statutory federal rate due to the following:

	2003	2002	2001

U.S. federal statutory rate	35%	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	8	—	2
Effective tax law change	—	7	—
Previously accrued income taxes	—	(37)	16
Other	(1)	5	(6)

	42%	10%	47%

      The effective income tax rate in 2003 (which was a benefit rate reflecting the 2003 loss) increased from 2002 primarily due to the impact in 2002 of previously recorded income taxes. The previously recorded income taxes relate to the favorable resolution of issues which were either settled with taxing authorities or had statutes of limitations expire. In addition, the rate increased due to the current year state tax benefit and the release of a portion of the state valuation allowance. The Company released valuation allowance of $2.4 million due to the utilization of state net operating loss carryforwards from the sale of Radio Operations. As a result, the Company increased the deferred tax asset by $2.4 million and increased the 2003 tax benefit by $2.4 million.

      The effective income tax rate in 2002 decreased from 2001 primarily due to the impact in 2002 of previously recorded income taxes. In addition, the Tennessee legislature increased the corporate income tax rate from 6% to 6.5% during 2002. As a result, the Company increased the deferred tax liability by $1.3 million and increased 2002 tax expense by $1.3 million.

Gain (Loss) from Discontinued Operations

      The Company has reflected the following businesses as discontinued operations, consistent with the provisions of SFAS No. 144. The results of operations, net of taxes (prior to their disposal where applicable), and the estimated fair value of the assets and liabilities of these businesses have been reflected in the Company’s consolidated financial statements as discontinued operations in accordance with SFAS No. 144 for all periods presented.

      WSM-FM and WWTN(FM). During the first quarter of 2003, the Company committed to a plan of disposal of WSM-FM and WWTN(FM). Subsequent to committing to a plan of disposal during the first quarter of 2003, the Company, through a wholly-owned subsidiary, entered into an agreement to sell the assets primarily used in the operations of WSM-FM and WWTN(FM) to Cumulus Broadcasting, Inc. (“Cumulus”) in exchange for approximately $62.5 million in cash. In connection with this agreement, the Company also entered into a local marketing agreement with Cumulus pursuant to which, from April 21, 2003 until the closing of the sale of the assets, the Company, for a fee, made available to Cumulus substantially all of the broadcast time on WSM-FM and WWTN(FM). In turn, Cumulus provided programming to be broadcast during such broadcast time and collected revenues from the advertising that it sold for broadcast during this programming time. On July 22, 2003, the Company finalized the sale of WSM-FM and WWTN(FM) for approximately $62.5 million, at which time, net proceeds of approximately $50 million were placed in an escrow account for completion of the Texas hotel. Concurrently, the Company also entered into a joint sales agreement with Cumulus for WSM-AM in exchange for $2.5 million in cash. The Company will continue to own and operate WSM-AM, and under the terms of the joint sales agreement with Cumulus, Cumulus will be responsible for all sales of commercial advertising on WSM-AM and provide certain sales promotion, billing and collection services relating to WSM-AM, all for a specified commission. The joint sales agreement has a term of five years.

      Acuff-Rose Music Publishing. During the second quarter of 2002, the Company committed to a plan of disposal of its Acuff-Rose Music Publishing catalog entity. During the third quarter of 2002, the Company finalized the sale of the Acuff-Rose Music Publishing entity to Sony/ ATV Music Publishing for approximately $157.0 million in cash. The Company recognized a pretax gain of $130.6 million during the third quarter of 2002 related to the sale in discontinued operations. The gain on the sale of Acuff-Rose Music Publishing is recorded in the income from discontinued operations in the consolidated statement of operations. Proceeds of $25.0 million were used to reduce the Company’s outstanding indebtedness.

      OKC RedHawks. During 2002, the Company committed to a plan of disposal of its ownership interests in the RedHawks, a minor league baseball team based in Oklahoma City, Oklahoma. During the fourth quarter of 2003, the Company sold its interests in the RedHawks and received cash proceeds of approximately $6.0 million. The Company recognized a loss of $0.6 million, net of taxes, related to the sale in discontinued operations in the accompanying consolidated statement of operations.

      Word Entertainment. During 2001, the Company committed to a plan to sell Word Entertainment. As a result of the decision to sell Word Entertainment, the Company reduced the carrying value of Word Entertainment to its estimated fair value by recognizing a pretax charge of $30.4 million in discontinued operations during 2001. The estimated fair value of Word Entertainment’s net assets was determined based upon ongoing negotiations with potential buyers. Related to the decision to sell Word Entertainment, a pretax restructuring charge of $1.5 million was recorded in discontinued operations in 2001. The restructuring charge consisted of $0.9 million related to lease termination costs and $0.6 million related to severance costs. In addition, the Company recorded a reversal of $0.1 million of restructuring charges originally recorded during 2000. During the first quarter of 2002, the Company sold Word Entertainment’s domestic operations to an affiliate of Warner Music Group for $84.1 million in cash, subject to future purchase price adjustments. The Company recognized a pretax gain of $0.5 million in discontinued operations during the first quarter of 2002 related to the sale of Word Entertainment. Proceeds from the sale of $80.0 million were used to reduce the Company’s outstanding indebtedness.

      International cable networks. During the second quarter of 2001, the Company adopted a formal plan to dispose of its international cable networks. As part of this plan, the Company hired investment bankers to facilitate the disposition process, and formal communications with potentially interested parties began in July 2001. In an attempt to simplify the disposition process, in July 2001, the Company acquired an additional 25% ownership interest in its music networks in Argentina, increasing its ownership interest from 50% to 75%. In August 2001, the partnerships in Argentina finalized a pending transaction in which a third party acquired a 10% ownership interest in the companies in exchange for satellite, distribution and sales services, bringing the Company’s interest to 67.5%.

      In December 2001, the Company made the decision to cease funding of its cable networks in Asia and Brazil as well as its partnerships in Argentina if a sale had not been completed by February 28, 2002. At that time the Company recorded pretax restructuring charges of $1.9 million consisting of $1.0 million of severance and $0.9 million of contract termination costs related to the networks. Also during 2001, the Company negotiated reductions in the contract termination costs with several vendors that resulted in a reversal of $0.3 million of restructuring charges originally recorded during 2000. Based on the status of the Company’s efforts to sell its international cable networks at the end of 2001, the Company recorded pretax impairment and other charges of $23.3 million during 2001. Included in this charge are the impairment of an investment in the two Argentina-based music channels totaling $10.9 million, the impairment of fixed assets, including capital leases associated with certain transponders leased by the Company, of $6.9 million, the impairment of a receivable of $3.0 million from the Argentina-based channels, current assets of $1.5 million, and intangible assets of $1.0 million.

      During the first quarter of 2002, the Company finalized a transaction to sell certain assets of its Asia and Brazil networks, including the assignment of certain transponder leases. Also during the first quarter of 2002, the Company ceased operations based in Argentina. The transponder lease assignment required the Company to guarantee lease payments in 2002 from the acquirer of these networks. As such, the Company recorded a lease liability for the amount of the assignee’s portion of the transponder lease.

      Businesses Sold to OPUBCO. During 2001, the Company sold five businesses (Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company) to affiliates of OPUBCO for $22.0 million in cash and the assumption of debt of $19.3 million. The Company recognized a pretax loss of $1.7 million related to the sale in discontinued operations in the accompanying consolidated statement of operations. OPUBCO owns a minority interest in the Company. During 2002, three of the Company’s directors were also directors of OPUBCO and voting trustees of a voting trust that controls OPUBCO. Additionally, these three directors collectively owned a significant ownership interest in the Company.

      The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31 (amounts in thousands):

	2003	2002	2001

Revenues:
Radio Operations	$3,703	$10,240	$8,207
Acuff-Rose Music Publishing	—	7,654	14,764
RedHawks	5,034	6,289	6,122
Word Entertainment	—	2,594	115,677
International cable networks	—	744	5,025
Businesses sold to OPUBCO	—	—	2,195
Other	—	—	609

Total revenues	$8,737	$27,521	$152,599

Operating Income (Loss):
Radio Operations	$615	$1,305	$2,184
Acuff-Rose Music Publishing	16	933	2,119
RedHawks	436	841	363
Word Entertainment	22	(917)	(5,710)
International cable networks	—	(1,576)	(6,375)
Businesses sold to OPUBCO	(620)	—	(1,816)
Other	—	—	(383)
Impairment and other charges	—	—	(53,716)
Restructuring charges	—	(20)	(2,959)

Total operating income (loss)	469	566	(66,293)

	2003	2002	2001

Interest Expense	(1)	(81)	(797)
Interest Income	8	81	199
Other Gains and (Losses)
Radio Operations	54,555	—	—
Acuff-Rose Music Publishing	450	130,465	(11)
RedHawks	(1,159)	(193)	(134)
Word Entertainment	1,503	1,553	(1,059)
International cable networks	497	3,617	(1,002)
Businesses sold to OPUBCO	—	—	(1,674)
Other	—	—	(251)

Total other gains and (losses)	55,846	135,442	(4,131)

Income (loss) before provision (benefit) for income taxes	56,322	136,008	(71,022)

Provision (Benefit) for Income Taxes	21,951	50,251	(22,189)

Net income (loss) from discontinued operations	$34,371	$85,757	$(48,833)

      Included in other gains and losses in 2003 is a pre-tax gain of $54.6 million on the sale of the Radio Operations and a pre-tax loss of $1.0 million on the sale of the RedHawks. Included in other gains and losses in 2002 are pre-tax gains of $130.6 million on the sale of Acuff-Rose Music Publishing, $0.5 million on the sale of Word Entertainment, and $3.8 million on the sale of International Cable Networks. Included in other gains and losses in 2001 is a pretax loss of $1.7 million on the sale of businesses sold to OPUBCO. The remaining gains and losses in 2003, 2002, and 2001 are primarily comprised of gains and losses on the sale of fixed assets and the subsequent reversal of liabilities accrued at the time of disposal of these businesses for various contingent items.

      The assets and liabilities of the discontinued operations presented in the accompanying consolidated balance sheets are comprised of (amounts in thousands):

	2003	2002

Current Assets:
Cash and cash equivalents	$19	$1,812
Trade receivables, less allowance of $0 and $2,938, respectively	—	1,954
Inventories	—	163
Prepaid expenses	—	97
Other current assets	—	69

Total current assets	19	4,095
Property and Equipment, Net of Accumulated Depreciation	—	5,157
Goodwill	—	3,527
Intangible Assets, Net of Accumulated Amortization	—	3,942
Music and Film Catalogs	—	—
Other Long-Term Assets	—	702

Total long-term assets	—	13,328

Total assets	$19	$17,423

	2003	2002

Current Liabilities:
Current portion of long-term debt	$—	$94
Accounts payable and accrued liabilities	2,930	6,558

Total current liabilities	2,930	6,652
Long-Term Debt, Net of Current Portion	—	—
Other Long-Term Liabilities	825	789

Total long-term liabilities	825	789

Total liabilities	3,755	7,441
Minority Interest of Discontinued Operations	—	1,885

Total Liabilities and Minority Interest of Discontinued Operations	$3,755	$9,326

Cumulative Effect of Accounting Change

      During the second quarter of 2002, we completed our goodwill impairment test as required by SFAS No. 142. In accordance with the provisions of SFAS No. 142, we reflected the pretax $4.2 million impairment charge as a cumulative effect of a change in accounting principle in the amount of $2.6 million, net of tax benefit of $1.6 million, as of January 1, 2002 in the consolidated statements of operations.

      On January 1, 2001, we recorded a gain of $11.2 million, net of taxes of $7.1 million, as a cumulative effect of accounting change to record the derivatives associated with the secured forward exchange contract on our Viacom stock at fair value as of January 1, 2001, in accordance with the provisions of SFAS No. 133.

Liquidity and Capital Resources

Cash Flows — Summary

      Our cash flows consisted of the following during the years ended December 31 (amounts in thousands):

	2003	2002	2001

Operating Cash Flows:
Net cash flows provided by operating activities — continuing operations	$73,916	$83,829	$15,122
Net cash flows provided by operating activities — discontinued operations	2,890	3,451	368

Net cash flows provided by operating activities	$76,806	$87,280	$15,490

Investing Cash Flows:
Purchases of property and equipment	$(223,720)	$(175,404)	$(280,921)
Other	2,075	29,920	3,033

Net cash flows (used in) investing activities — continuing operations	(221,645)	(145,484)	(277,888)
Net cash flows provided by investing activities — discontinued operations	65,354	232,570	17,794

Net cash flows provided by (used in) investing activities	$(156,291)	$87,086	$(260,094)

	2003	2002	2001

Financing Cash Flows:
Repayment of long-term debt	$(425,104)	$(214,846)	$(241,503)
Proceeds from issuance of long-term debt	550,000	85,000	535,000
Other	(22,984)	46,589	(69,360)

Net cash flows provided by (used in) financing activities -continuing operations	101,912	(83,257)	224,137
Net cash flows provided by (used in) financing activities -discontinued operations	(94)	(1,671)	2,904

Net cash flows provided by (used in) financing activities	101,818	(84,928)	227,041

Net change in cash and cash equivalents	$22,333	$89,438	$(17,563)

Cash Flow from Operating Activities

      Cash flow from operating activities is the principal source of cash used to fund our operating expenses, interest payments on debt, and maintenance capital expenditures. During 2003, our net cash flows provided by operating activities — continuing operations were $73.9 million, reflecting primarily our income from continuing operations before non-cash depreciation, amortization, income tax and interest expenses of approximately $30.0 million, as well as favorable changes in working capital of approximately $43.9 million. The favorable changes in working capital primarily resulted from the Company collecting a $10.0 million note receivable from Bass Pro during 2003, improved collection of trade receivables, the timing of payment of various liabilities, including accrued interest, taxes, salaries and benefits, and advertising expenses, and increased receipts of deposits on advance bookings of rooms and vacation properties. During 2002, our net cash flows provided by operating activities — continuing operations were $83.8 million, reflecting primarily our income from continuing operations before non-cash depreciation, amortization, income tax and interest expenses.

Cash Flow from Investing Activities

      During 2003, our primary uses of funds and investing activities were the purchases of property and equipment which totaled $223.7 million. These capital expenditures include continuing construction at the new Gaylord hotel in Grapevine, Texas of $193.3 million, approximately $1.3 million related to the possible development of a new Gaylord hotel in Prince George’s County, Maryland and approximately $11.2 million related to Gaylord Opryland. In addition, there were approximately $7.3 million of capital expenditures related to the Grand Ole Opry in 2003. We also received proceeds from the sale of assets and the sale of discontinued operations totaling approximately $64.7 million in 2003. During 2002, our primary uses of funds and investing activities were the purchases of property and equipment for the Gaylord Palms and Gaylord Texan which totaled $148.3 million. We received proceeds from the sale of assets and the sale of discontinued operations totaling approximately $263.4 million in 2002.

Cash Flow from Financing Activities

      The Company’s cash flows from financing activities reflect primarily the issuance of debt and the repayment of long-term debt. During 2003, the Company’s net cash flows provided by financing activities were approximately $101.9 million, reflecting the issuance of $550.0 million in debt, which consisted of the issuance of $350 million in Senior Notes and additional borrowings under our 2003 Florida/ Texas senior secured credit facility, and the repayment of $425.1 million in debt. During 2002, the Company’s net cash flows used in financing activities were approximately $83.3 million, reflecting the issuance of $85.0 million in debt and the repayment of $214.8 million in debt. The Company also experienced a decrease in restricted cash and cash equivalents of $45.7 million which was used to repay debt.

      On January 9, 2004 we filed a Registration Statement on Form S-3 with the SEC pursuant to which we may sell from time to time, once the Registration Statement is declared effective by the SEC, up to $500 million of our debt or equity securities. Except as otherwise provided in the applicable prospectus supplement at the time of sale of the securities, we may use the net proceeds from the sale of the securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions and capital expenditures.

Principal Debt Agreements

      New revolving credit facility. On November 20, 2003, we entered into a new $65.0 million revolving credit facility, which has been increased to $100.0 million. The new revolving credit facility, which replaces our old revolving credit portion of our 2003 Florida/ Texas senior secured credit facility discussed below, matures in May 2006. The new revolving credit facility has an interest rate, at our election, of either LIBOR plus 3.50% (subject to a minimum LIBOR of 1.32%) or the lending banks’ base rate plus 2.25%. Interest on our borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR rate-based loans. Principal is payable in full at maturity. The new revolving credit facility is guaranteed on a senior unsecured basis by our subsidiaries that are guarantors of our new notes (consisting generally of our active domestic subsidiaries that are not parties to our Nashville hotel loan arrangements) and is secured by a leasehold mortgage on the Gaylord Palms Resort & Convention Center. We are required to pay a commitment fee equal to 0.5% per year of the average daily unused revolving portion of the new revolving credit facility.

      The provisions of the new revolving credit facility contain a covenant requiring us to achieve substantial completion and initial opening of the Gaylord Texan by June 30, 2004. We opened the Gaylord Texan on April 2, 2004.

      In addition, the new revolving credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the new revolving credit facility are as follows:

•	a maximum total leverage ratio requiring that at the end of each fiscal quarter, our ratio of consolidated indebtedness minus unrestricted cash on hand to consolidated EBITDA for the most recent four fiscal quarters, subject to certain adjustments, not exceed a range of ratios (decreasing from 7.5 to 1.0 for early 2004 to 5.0 to 1.0 for 2006) for the recent four fiscal quarters;

•	a requirement that the adjusted net operating income for the Gaylord Palms Resort and Convention Center be at least $25,000,000 at the end of each fiscal quarter ending December 31, 2003, through December 31, 2004, and $28,000,000 at the end of each fiscal quarter thereafter, in each case based on the most recent four fiscal quarters; and

•	a minimum fixed charge coverage ratio requiring that, at the end of each fiscal quarter, our ratio of consolidated EBITDA for the most recent four fiscal quarters, subject to certain adjustments, to the sum of (i) consolidated interest expense and capitalized interest expense for the previous fiscal quarter, multiplied by four, and (ii) required amortization of indebtedness for the most recent four fiscal quarters, be not less than 1.5 to 1.0.

      As of December 31, 2003, we were in compliance with the foregoing covenants. As of December 31, 2003, no borrowings were outstanding under the new revolving credit facility,

but the lending banks had issued $11.3 million of letters of credit under the credit facility for us. The revolving credit facility is cross-defaulted to our other indebtedness.

      Nashville hotel loan. On March 27, 2001, we, through wholly owned subsidiaries, entered into a $275.0 million senior secured loan with Merrill Lynch Mortgage Lending, Inc. At the same time, we entered into a $100.0 million mezzanine loan which was repaid in November 2003 with the proceeds of the outstanding Senior Notes (as defined below). The senior and mezzanine loan borrower and its member were subsidiaries formed for the purposes of owning and operating the Nashville hotel and entering into the loan transaction and are special-purpose entities whose activities are strictly limited. We fully consolidate these entities in our consolidated financial statements. The senior loan is secured by a first mortgage lien on the assets of Gaylord Opryland and is due in March 2004. At our option, the senior loan may be extended for two additional one-year terms to March 2006, subject to our Gaylord Opryland operations meeting certain financial ratios and other criteria. We have exercised our option to extend the loan until March 2005. Amounts outstanding under the senior loan bear interest at one-month LIBOR plus 1.02%. The senior loan requires monthly principal payments of $0.7 million in addition to monthly interest payments. The terms of the senior loan required us to purchase interest rate hedges in notional amounts equal to the outstanding balances of the senior loan in order to protect against adverse changes in one-month LIBOR. Pursuant to the senior loan agreement, we had purchased instruments that cap our exposure to one-month LIBOR at 7.5%. We used $235.0 million of the proceeds from the senior loan and the mezzanine loan to refinance an existing interim loan incurred in 2000. The net proceeds from the senior loan and the mezzanine loan, after refinancing the existing interim loan and paying required escrows and fees, were approximately $97.6 million. The weighted average interest rates for the senior loan for the years ended December 31, 2003 and 2002, including amortization of deferred financing costs, were 4.2% and 4.5%, respectively.

      The terms of the senior loan impose and the old mezzanine loan imposed limits on transactions with affiliates and incurrence of indebtedness by the subsidiary borrower. Our senior loan also contains a cash management restriction that is triggered if a minimum debt service coverage ratio is not met. This provision has never been triggered. Upon a determination as of the end of any quarter that the debt service coverage ratio of the Nashville hotel (which is the ratio of net operating income from the Nashville hotel to principal and interest under the senior loan, all for the preceding 12-month period, subject to certain adjustments) is less than 1.25 to 1.0, excess cash flow from the Nashville hotel must thereafter be deposited in a reserve account with the lender (subject to the borrower’s right to make a principal prepayment in amount necessary to cure). Depending upon the debt service coverage ratio level as of the beginning of each subsequent month, amounts in the reserve account are either released to the borrower or held by the lender as collateral and, at the lender’s option, applied to the loan at the third payment date following deposit into the account.

      In addition, prior to its repayment in 2003, the old mezzanine loan contained financial covenants that were structured such that noncompliance at one level triggered certain cash management restrictions and noncompliance at a second level results in an event of default. Based upon the financial covenant calculations at December 31, 2002, the mezzanine loan’s cash management restrictions were in effect which required that all excess cash flows, as defined, be escrowed and be used only to repay principal amounts owed on the senior loan. As of June 30, 2003, the noncompliance level which triggered cash management restrictions was cured and the cash management restrictions were lifted. During 2002, we negotiated certain revisions to the financial covenants under the mezzanine loan. After these revisions, we were in compliance with the covenants under the senior loan and the mezzanine loan for which the failure to comply would result in an event of default at December 31, 2002. We were also in compliance with all applicable covenants under the senior loan at December 31, 2003. An event of default under our other indebtedness does not cause an event of default under the Nashville hotel loan.

      Senior Notes. On November 12, 2003, we completed our offering of $350 million in aggregate principal amount of senior notes due 2013 (the “Senior Notes”) in an institutional private placement. The interest rate of the Senior Notes is 8%, although we have entered into interest rate swaps with respect to $125 million principal amount of the Senior Notes which results in an effective interest rate of LIBOR plus 2.95% with respect to that portion of the Senior Notes. The Senior Notes, which mature on November 15, 2013, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year, starting on May 15, 2004. The Senior Notes are redeemable, in whole or in part, at any time on or after November 15, 2008 at a designated redemption amount, plus accrued and unpaid interest. In addition, we may redeem up to 35% of the Senior Notes before November 15, 2006 with the net cash proceeds from certain equity offerings. The Senior Notes rank equally in right of payment with our other unsecured unsubordinated debt, but are effectively subordinated to all of our secured debt to the extent of the assets securing such debt. The Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of our subsidiaries that was a borrower or guarantor under the 2003 Florida/Texas loans discussed below, and as of November 2003, of the new revolving credit facility. In connection with the offering of the Senior Notes, we paid approximately $9.4 million in deferred financing costs. The net proceeds from the offering of the Senior Notes, together with $22.5 million of our cash on hand, were used as follows:

•	$275.5 million was used to repay our $150 million senior term loan portion and the $50 million subordinated term loan portion of the 2003 loans discussed below, as well as the remaining $66 million of our $100 million mezzanine loan and to pay certain fees and expenses related to the ResortQuest acquisition; and

•	$79.2 million was placed in escrow pending consummation of the ResortQuest acquisition. As of November 20, 2003, the $79.2 million together with $8.2 million of the available cash, was used to repay ResortQuest’s senior notes and its credit facility, the principal amount of which aggregated $85.1 million at closing, and a related prepayment penalty.

      In addition, the Senior Notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Senior Notes are cross-defaulted to our other indebtedness.

      Prior indebtedness. Prior to the closing of the notes offering and establishment of our new revolving credit facility, we had in place our 2003 Florida/ Texas senior secured credit facility, consisting of a $150 million term loan, a $50 million subordinated term loan and a $25 million revolving credit facility, outstanding amounts of which were repaid with proceeds of the Senior Notes offering. When the 2003 loans were first established, proceeds were used to repay 2001 term loans incurred in connection with the development of the Gaylord Palms.

Future Developments

      As previously announced, we have plans to develop a Gaylord hotel and have a contract to purchase property to be acquired on the Potomac River in Prince George’s County, Maryland (in the Washington, D.C. market), subject to market conditions, the availability of financing, resolution of certain zoning issues and approval by our Board of Directors. We also are considering other potential sites. The timing and extent of any of these development projects is uncertain.

Commitments and Contractual Obligations

      The following table summarizes our significant contractual obligations as of December 31, 2003, including long-term debt and operating and capital lease commitments (amounts in thousands):

	Total Amounts	Less than
	Committed	1 Year	1-3 Years	3-5 Years	After 5 Years

Contractual obligations
Long-term debt	$549,381	$8,104	$191,277	$—	$350,000
Capital leases	992	553	370	69	—
Construction commitments	104,615	94,368	10,247	—	—
Arena naming rights	57,703	2,554	5,497	6,061	43,591
Operating leases	734,855	11,350	17,475	13,335	692,695
Other	4,828	322	644	644	3,218

Total contractual obligations	$1,452,374	$117,251	$225,510	$20,109	$1,089,504

      The total operating lease commitments of $734.9 million above includes the 75-year operating lease agreement we entered into during 1999 for 65.3 acres of land located in Osceola County, Florida where Gaylord Palms is located.

      During 2002 and 2001, we entered into certain agreements related to the construction of the new Gaylord hotel in Grapevine, Texas. At December 31, 2003, we had paid approximately $355.3 million related to these agreements, which is included as construction in progress in property and equipment in the consolidated balance sheets.

      During 1999, we entered into a 20-year naming rights agreement related to the Nashville Arena with the Nashville Predators. The Nashville Arena has been renamed the Gaylord Entertainment Center as a result of the agreement. The contractual commitment required us to pay $2.1 million during the first year of the contract, with a 5% escalation each year for the remaining term of the agreement, and to purchase a minimum number of tickets to Predators games each year. See “Business—Legal Proceedings” for a discussion of the current status of our litigation regarding this agreement.

      At the expiration of the secured forward exchange contract relating to the Viacom stock we own, which is scheduled for May 2007, we will be required to pay the deferred taxes relating thereto. The estimated deferred tax liability is $156.0 million. See “Risk Factors — To service our debt and pay other obligations, we will require a significant amount of cash, which may not be available to us.” A complete description of the secured forward exchange contract and this deferred tax liability is contained in notes 10 and 13 to our consolidated financial statements for the year-ended December 31, 2003 incorporated by reference herein.

Critical Accounting Policies and Estimates

      Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Accounting estimates are an integral part of the preparation of the consolidated financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

      This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management’s judgment regarding accounting policy. We believe that of our significant accounting policies, as discussed in note 1 to the consolidated financial statements, the following may involve a higher degree of judgment and complexity.

      Revenue recognition. We recognize revenue from our rooms as earned on the close of business each day. Revenues from concessions and food and beverage sales are recognized at the time of the sale. We recognize revenues from the Opry and Attractions segment when services are provided or goods are shipped, as applicable.

      We earn revenues from ResortQuest through property management fees, service fees, and other sources. We receive property management fees when the properties are rented, which are generally a percentage of the rental price of the vacation property. Management fees range from approximately 3% to over 40% of gross lodging revenues collected based upon the type of services provided to the property owner and the type of rental units managed. Revenues are recognized ratably over the rental period based on our proportionate share of the total rental price of the vacation condominium or home. We provide or arrange through third parties certain services for property owners or guests. Service fees include reservations, housekeeping, long-distance telephone, ski rentals, lift tickets, beach equipment and pool cleaning. Internally provided services are recognized as service fee revenue when the service is provided. Services provided by third parties are generally billed directly to property owners and are not included in the accompanying consolidated financial statements. We recognize other revenues primarily related to real estate broker commissions and software and maintenance sales. We recognize revenues on real estate sales when the transactions are complete, and such revenue is recorded net of the related agent commissions. We also sell a fully integrated software package, First Resort Software, specifically designed for the vacation property management business, along with ongoing service contracts. Software and maintenance revenues are recognized when the systems are installed and ratably over the service period, respectively, in accordance with SOP 97-2, “Software Revenue Recognition.” Provision for returns and other adjustments are provided for in the same period the revenue was recognized. We defer revenues related to deposits on advance bookings of rooms and vacation properties and advance ticket sales at our tourism properties.

      Impairment of long-lived assets and goodwill. In accounting for our long-lived assets other than goodwill, we apply the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under SFAS No. 144, we assess our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Recoverability of long-lived assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group’s carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets’ carrying amount and their fair value, based on the best information available, including market prices or discounted cash flow analysis.

      Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever events or circumstances occur indicating that these intangibles may be impaired. We perform our review of goodwill for impairment by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. If the fair value is less than the carrying value then we measure potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit’s assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill.

      As a result of lower than expected revenues associated with our IMAX movie, we recognized an impairment charge of approximately $0.9 million in 2003. The key assumptions used to determine the fair value of our IMAX movie included (a) a cash flow period of four years, (b) a nominal terminal value, and (c) a discount rate of 12%, which was based on our weighted average cost of capital adjusted for the risks associated with the operations. A change in any of these assumptions would have had an impact on the amount of the impairment charge recorded. For example, a 1% increase or decrease in the discount rate used in the impairment loss calculation would have caused an increase or decrease in the impairment charge of $0.02 million.

      The key assumptions used to determine the fair value of our reporting units for purposes of evaluating goodwill for impairment included (a) a perpetuity cash flow period, (b) a nominal terminal value, and (c) a discount rate of approximately 10%, which was based on our weighted average cost of capital adjusted for the risks associated with the operations. These assumptions and judgments are subject to change, which could cause a different conclusion regarding impairment or a different calculation of an impairment loss. There were no goodwill impairment charges recorded in 2003.

      Restructuring charges. We have recognized restructuring charges in accordance with Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”, in our consolidated financial statements. Restructuring charges are based upon certain estimates of liabilities related to costs to exit an activity. Liability estimates may change as a result of future events, including negotiation of reductions in contract termination liabilities and expiration of outplacement agreements.

      Derivative financial instruments. We utilize derivative financial instruments to reduce interest rate risks and to manage risk exposure to changes in the value of certain owned marketable securities. We record derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which was subsequently amended by SFAS No. 138. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires all derivatives to be recognized in the statement of financial position and to be measured at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting.

      We obtain valuations of our derivative assets and liabilities from counterparties and records changes in the derivative assets and liabilities based on those valuations. The derivative assets and liabilities held by us at December 31, 2003 include a secured forward exchange contract with respect to 10,937,900 shares of Viacom stock, a fixed to variable interest rate swap, and two interest rate caps. The measurement of these derivatives’ fair values requires the use of estimates and assumptions.

      The key assumption used to determine the fair value of our secured forward exchange contract was the underlying value of the Viacom stock. Changes in this assumption could materially impact the determination of the fair value of the secured forward exchange contract and the related net gain or loss on the investment in Viacom stock and related derivatives. For example, a 5% increase in the value of the Viacom stock at December 31, 2003 would have resulted in an increase of $8.7 million in the 2003 net pre-tax gain on the investment in Viacom stock and related derivatives. Likewise, a 5% decrease in the value of the Viacom stock at December 31, 2003 would have resulted in a decrease of $7.3 million in the 2003 net pre-tax gain on the investment in Viacom stock and related derivative. The key assumption used to determine the fair value of our fixed to variable interest rate swap and two interest rate caps included changes in LIBOR and Eurodollar interest rates. Changes in these assumptions could materially impact the determination of the fair value of these derivatives and the related charge to 2003 interest expense. For example, if LIBOR and Eurodollar rates were to increase by 100 basis points each, our annual net interest cost on debt amounts outstanding at December 31, 2003 would increase by approximately $3.3 million.

      Income taxes. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

      We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, the provision for taxes is increased by recording a reserve, in the form of a valuation allowance, against the estimated deferred tax assets that will not ultimately be recoverable.

      We have federal and state net operating loss and tax credit carryforwards for which management believes it is more-likely-than-not that future taxable income will be sufficient to realize the recorded deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, which involve estimates and uncertainties, in making this assessment. Projected future taxable income is based on management’s forecast of our operating results. Management periodically reviews such forecasts in comparison with actual results and expected trends. We have established valuation allowances for deferred tax assets primarily associated with certain subsidiaries with state operating loss carryforwards and tax credit carryforwards. At December 31, 2003, we had federal net operating loss carryforwards of $28.3 million, federal tax credits of $6.2 million, state net operating loss carryforwards of $349.8 million, and foreign net operating loss carryforwards of $0.2 million. A valuation allowance of $9.9 million has been provided for certain state and foreign deferred tax assets, including loss carryforwards, as of December 31, 2003. In the event management determines that sufficient future taxable income, in light of tax planning strategies, may not be generated to fully recover net deferred tax assets, we will be required to adjust our deferred tax valuation allowance in the period in which we determine recovery is not probable.

      In addition, we must deal with uncertainties in the application of complex tax regulations in the calculation of tax liabilities and are subject to routine income tax audits. We estimate the contingent income tax liabilities that may result from these audits based on our assessment of potential income tax-related exposures and the relative probabilities of those exposures translating into actual future liabilities. Probabilities are estimated based on the likelihood that the taxing authority will disagree with a tax position that will negatively affect the amount of taxes previously paid or currently due. If payment of the accrued amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to our tax provision would result.

      Retirement and postretirement benefits other than pension plans. The calculations of the costs and obligations of our retirement and postretirement benefits other than pension plans are dependent on significant assumptions, judgments, and estimates. These assumptions, judgments, and estimates are evaluated at each annual measurement date (September 30) and include discount rates, expected return on plan assets, and health care cost trend rates. The discount rate reflects the market rate for high-quality fixed income debt securities on our annual measurement date and is subject to change each year. We determine the expected return on plan assets based on our estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, we consider our targeted allocation of plan assets among securities with various risk and return profiles, as well as the actual returns provided by plan assets in prior periods. The expected return on plan assets is a long-term assumption and generally does not change annually. In estimating the health care cost trend rate, we consider our actual health care cost experience, industry trends, and advice from our third-party actuary. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives.

      While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and postretirement benefit obligations and expense. For example, holding all other assumptions constant, a 1% increase or decrease in the assumed discount rate related to the retirement plan would decrease or increase, respectively, 2003 net period pension expense by approximately $0.9 million and $1.0 million, respectively. Likewise, a 1% increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2003 net periodic pension expense by approximately $0.4 million and $0.4 million, respectively.

      A 1% increase or decrease in the assumed discount rate related to the postretirement benefit plan would decrease or increase, respectively, 2003 net postretirement benefit expense by approximately $0.008 million and $0.5 million, respectively. Finally, a 1% increase in the assumed health care cost trend rate each year would increase the aggregate of the service and interest cost components of net postretirement benefit expense by $0.2 million. Conversely, a 1% decrease in the assumed health care cost trend rate each year would decrease the aggregate of the service and interest cost components of net postretirement benefit expense by approximately $0.2 million.

Recently Issued Accounting Standards

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 replaces Emerging Issues Task Force (“EITF”) No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 required recognition of the liability at the commitment date to an exit plan. We adopted the provisions of SFAS No. 146 effective for exit or disposal activities initiated after December 31, 2002 and the adoption did not have a material effect on our consolidated results of operations or financial position.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of FIN No. 45, including, among others, residual value guarantees under capital lease arrangements and loan commitments. The disclosure requirements of FIN No. 45 were effective as of December 31, 2002. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material impact on our consolidated results of operations, financial position, or liquidity.

      In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN No. 46”). In December 2003, the FASB modified FIN No. 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN No. 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN No. 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all the VIE’s assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN No. 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

      FIN No. 46 was effective immediately for VIEs created after January 31, 2003. The provisions of FIN No. 46, as revised, were adopted as of December 31, 2003 for our interests in VIEs that are special purposes entities (“SPEs”). The adoption of FIN No. 46 for interests in SPEs on December 31, 2003 did not have a material effect on our consolidated balance sheet. We expect to adopt the provisions of FIN No. 46 for our variable interests in all VIEs as of March 31, 2004. The effect of adopting the provisions of FIN No. 46 for all our variable interests is not expected to have a material impact on our consolidated balance sheet at March 31, 2004.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the provisions of SFAS No. 150 on July 1, 2003. We did not enter into any financial instruments within the scope of SFAS No. 150 after May 31, 2003. Adoption of this statement did not have any effect on our consolidated financial statements.

      In December 2003, the FASB issued a revision to SFAS 132, “Employer’s Disclosure about Pension and Other Postretirement Benefits.” This revised statement requires that companies provide more detailed disclosures about the plan assets, benefit obligations, cash flows, benefit costs, and investment policies of their pension and postretirement benefit plans. This statement is effective for financial statements with fiscal years ending after December 15, 2003. We adopted the provisions of this statement on December 31, 2003.

Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is from changes in the value of our investment in Viacom stock and changes in interest rates.

Risk Related to a Change in Value of our Investment in Viacom Stock

      At December 31, 2003, we held an investment of 11.0 million shares of Viacom stock, which was received as the result of the sale of television station KTVT to CBS in 1999 and the subsequent acquisition of CBS by Viacom in 2000. We entered into a secured forward exchange contract related to 10.9 million shares of the Viacom stock in 2000. The secured forward exchange contract protects us against decreases in the fair market value of the Viacom stock, while providing for participation in increases in the fair market value. At December 31, 2003, the fair market value of our investment in the 11.0 million shares of Viacom stock was $488.3 million, or $44.38 per share. The secured forward exchange contract protects us against decreases in the fair market value of the Viacom stock by way of a put option at a strike price below $56.05 per share, while providing for participation in increases in the fair market value by way of a call option at a strike price of $75.30 per share, as of December 31, 2003. Future dividend distributions received from Viacom may result in an adjusted call strike price. Changes in the market price of the Viacom stock could have a significant impact on future earnings. For example, a 5% increase in the value of the Viacom stock at December 31, 2003 would have resulted in an increase of $8.7 million in the 2003 net pre-tax gain on the investment in Viacom stock and related derivatives. Likewise, a 5% decrease in the value of the Viacom stock at December 31, 2003 would have resulted in a decrease of $7.3 million in the 2003 net pre-tax gain on the investment in Viacom stock and related derivatives.

Risks Related to Changes in Interest Rates

      Interest rate risk related to our indebtedness. We have exposure to interest rate changes primarily relating to outstanding indebtedness under the Senior Notes, our Nashville hotel loan and our new revolving credit facility.

      In conjunction with our offering of the Senior Notes, we terminated our variable to fixed interest rate swaps with an original notional value of $200 million related to the senior term loan and the subordinated term loan portions of the 2003 Florida/ Texas senior secured credit facility which were repaid for a net benefit aggregating approximately $242,000.

      We also entered into a new interest rate swap with respect to $125 million aggregate principal amount of our Senior Notes. This interest rate swap, which has a term of ten years, effectively adjusts the interest rate of that portion of the Senior Notes to LIBOR plus 2.95%. The interest rate swap and the Senior Notes are deemed effective and therefore the hedge has been treated as an effective fair value hedge under SFAS No. 133. If LIBOR were to increase by 100 basis points, our annual interest cost would increase by approximately $1.3 million.

      The terms of the Nashville hotel loan required the purchase of interest rate hedges in notional amounts equal to the outstanding balances of the Nashville hotel loans in order to protect against adverse changes in one-month LIBOR. Pursuant to these agreements, we have purchased instruments that cap its exposure to one-month LIBOR at 7.50%. If LIBOR and Eurodollar rates were to increase by 100 basis points each, our annual interest cost under the Nashville hotel loan based on debt amounts outstanding at December 31, 2003 would increase by approximately $2.0 million.

      Cash Balances. Certain of our outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. We do not have significant exposure to changing interest rates on invested cash at December 31, 2003. As a result, the interest rate market risk implicit in these investments at December 31, 2003, if any, is low.

Risks Related to Foreign Currency Exchange Rates.

      Substantially all of our revenues are realized in U.S. dollars and are from customers in the United States. Although we own certain subsidiaries who conduct business in foreign markets and whose transactions are settled in foreign currencies, these operations are not material to our overall operations. Therefore, we do not believe we have any significant foreign currency exchange rate risk. We do not hedge against foreign currency exchange rate changes and do not speculate on the future direction of foreign currencies.

Summary

      Based upon our overall market risk exposures at December 31, 2003, we believe that the effects of changes in the stock price of our Viacom stock or interest rates could be material to our consolidated financial position, results of operations or cash flows. However, we believe that the effects of fluctuations in foreign currency exchange rates on our consolidated financial position, results of operations or cash flows would not be material.

BUSINESS

Our Company

      We are the only hospitality company whose stated primary focus is the large group meetings segment of the lodging market. Our hospitality business includes our Gaylord branded hotels consisting of the Gaylord Opryland Resort & Convention Center in Nashville, Tennessee, the Gaylord Palms Resort & Convention Center near Orlando, Florida and the Gaylord Texan Resort & Convention Center near Dallas, Texas. We also own and operate the Radisson Hotel at Opryland in Nashville, Tennessee. Driven by our “All-in-One-Place” strategy, our award-winning Gaylord branded hotels incorporate not only high quality lodging, but also significant meeting, convention and exhibition space, superb food and beverage options and retail facilities within a single self-contained property. As a result, our properties provide a convenient and entertaining environment for our convention guests. In addition, our custom-tailored, all-inclusive solutions cater to the unique needs of meeting planners.

      In order to strengthen and diversify our hospitality business, on November 20, 2003, we acquired ResortQuest in a stock-for-stock transaction. ResortQuest is a leading provider of vacation condominium and home rental property management services in premier destination resort locations in the United States and Canada (based on the number of units it manages). This branded network of vacation rental properties currently offers management services to approximately 19,300 vacation rental properties, approximately 17,800 of which are under exclusive management contracts and approximately 1,500 of which are under non-exclusive management contracts.

      We also own and operate several attractions in Nashville, including the Grand Ole Opry, a live country music variety show, which is the nation’s longest running radio show and an icon in country music. Our local Nashville attractions provide entertainment opportunities for Nashville-area residents and visitors, including our Nashville hotel and convention guests, while adding to our destination appeal.

      Our operations are organized into four principal business segments: (i) Hospitality, which includes our hotel operations; (ii) Opry and Attractions, which includes our Nashville attractions and assets related to the Grand Ole Opry; (iii) ResortQuest, which provides vacation condominium and home rental management services and (iv) Corporate and Other, which includes corporate expenses and results from our minority investments.

Competitive Strengths

      Strong revenue and cash flow visibility. We have significant visibility with regards to our future revenues and cash flows. Approximately 80% of our total room nights occupied in 2003 were related to large group meetings. Within the group meetings segment, we identify and market to meeting planners for large group clients who reserve more than 200 peak room nights per group event and typically hold meetings on an annual basis. In 2003, these large groups accounted for only 11% of the total number of our group customers but represented 81% of our occupied room nights. In order to reserve the required capacity, our large group clients typically contract room nights several years in advance. As of December 31, 2003, we have events booked as far into the future as 2021, with the median large group client contracting 3.3 years in advance. The terms of our contracts typically specify total number and average daily rates of reserved rooms and minimum food and beverage spending requirements, and often contain mechanisms to increase rates based on increases in hotel occupancy or on inflation measures and impose significant cancellation penalties. Approximately 47.5% of our group room nights in 2003 were generated by associations, which typically have more attendees, longer advance booking periods, longer stays and a pattern of rotating meetings through locations around the country. In addition, as their meetings are an integral part of the associations’ business, these clients tend to exhibit more consistent booking cycles that are less influenced by economic downturns. As a result of the implementation of cross-marketing plans among our three Gaylord branded hotels, we have created further visibility into our future results as large group clients often arrange multiple meetings at our properties. Many associations are required by their charter to rotate their meetings among different locations, and we are well positioned to capture their business. As of December 31, 2003, advanced bookings at the Gaylord Opryland and Gaylord Palms for 2004 through 2005 represented approximately 44% of our total available room nights at these hotels for that period.

      Superior business model. We believe that through a combination of excellent customer service, a unique product offering and an entertaining environment, we are able to provide our customers with a one-of-a-kind experience that distinguishes our hotels from those of our competitors. Our properties have gained significant industry recognition, as evidenced by Gaylord Opryland receiving the prestigious 2002 Gold Key Elite Award from Meeting & Conventions magazine, and the Gaylord Palms receiving the AAA Four Diamond Award 2003 and Successful Meeting’s Pinnacle Award 2003. Our superior business model is characterized by the following:

Excellent customer service. We strive to provide our hotel guests with a level of service that ranks among the highest in the industry. Through the Gaylord University training program, we instill our “Consider it Done” service philosophy in each employee. In order to maintain the highest levels of customer service and employee morale, we provide all property-level employees with financial incentives based on feedback received from our guests and the financial performance of their individual hotel. We strive to provide excellent service to all of our customers, and we also offer more specialized services that cater to the needs of the meeting planners who coordinate large group events. These services are designed to facilitate the entire process of an event from the initial planning and booking to its consummation.

Examples of such services include providing a single contact to plan the event, constructing a marketing toolkit to attract attendees and assigning a customer service representative at the hotel during the event to assist with smooth execution.

Unique product offering. Our hotels combine significant scale with an “All-in-One-Place” approach to create a product which we believe is unique in our industry. With some of the highest ratios of meeting space per room in our industry, our resort properties have the capability to accommodate multiple large groups simultaneously on a regular basis. Through our “All-in-One-Place” approach, we incorporate meeting and exhibition space, signature guest rooms, award-winning food and beverage offering, fitness facilities and other attractions within a single, self-contained location which provides our guests with a convenient and entertaining environment. This approach allows meeting planners to avoid local travel logistics issues, improves the attendees’ experience by enhancing interaction and allows us to gain a larger amount of our customers’ business than a traditional hotel. Capitalizing on this approach, our Gaylord branded hotels generally derive as much food, beverage and other revenues as room revenues. Finally, our Gaylord branded hotels offer state-of-the-art meeting facilities, a proprietary advanced meeting planner communication system, express check-out and customizable meeting room set-up, all of which provide maximum convenience to meeting planners and reduce administrative functions related to the organization of an event.

Entertaining environment. In an effort to provide the best all around experience to our guests, we offer unique entertainment options inside each of our resort hotels. Each of these hotels offers a series of expansive atriums themed to capture geographical and cultural aspects of the region in which the property is located. These properties also offer a wide range of restaurants, bars, shopping and other options to meet the varying preferences of individual guests. Our in-house entertainment amenities are complemented by local attractions which add to our destination appeal. Our properties are strategically located in close proximity to a wide range of attractions which include the Grand Ole Opry and Ryman Auditorium in Nashville, Tennessee, Universal Studios® and Walt Disney World® in Orlando, Florida and Lake Grapevine and the Dallas Cowboys® Golf Club in Grapevine, Texas. Our attractions provide an advantage when we compete for large contracts as we are able to offer attractive entertainment rates as an incentive to book with us. We also opportunistically leverage our attractions by creating promotional packages which combine hotel stays with offerings of local attractions to drive leisure room night demand. These packages generate incremental business for our properties by attracting additional guests from the leisure travel segment as well as convincing convention attendees to return for leisure stays.

      Solid brand recognition. An American icon with a 75-year legacy, the Grand Ole Opry is a unique asset that provides us with a significant competitive advantage. The Grand Ole Opry appeals to the “country lifestyle” consumer, of which there is estimated to be approximately 70 million in the United States. The Grand Ole Opry has an 84% brand awareness among consumers in the U.S. and a 92% brand awareness among consumers in the “country lifestyle” demographic. Since 1925, when WSM-AM broadcast the first radio show which became the Grand Ole Opry, the Grand Ole Opry has entertained, and continues to entertain, millions of country-music lovers both nationally and abroad. With its high level of brand name awareness, the Grand Ole Opry provides us opportunities to leverage and extend its brand equity into other products and markets. In addition to significant brand awareness of the Grand Ole Opry name, we also enjoy a high level of brand name awareness among meeting planners with our Gaylord hotels brand.

      Experienced and proven management. Our senior management team has substantial experience in the lodging industry. In April 2001, Michael Rose, Chairman, and Colin Reed, President and CEO, joined us with a combined 56 years of industry experience. Mr. Rose was previously Chairman of the Board of Promus Hotel Corporation and Chairman of the Board of Harrah’s Entertainment, Inc. Prior to joining us, Mr. Reed was a member of the three-executive office of the President of Harrah’s Entertainment, Inc. During 2001, Mr. Rose and Mr. Reed applied their industry experience to refocus Gaylord as the only hospitality company with a primary emphasis on the large group meetings segment. Upon joining Gaylord, Mr. Rose and Mr. Reed significantly improved the management team by replacing nine out of ten senior managers. On average, our new senior management team has approximately 13 years of experience in the hospitality industry.

      Since early 2002, we identified and divested a number of non-core assets at attractive valuations. These divestitures resulted in cash proceeds in excess of $340 million, which we subsequently employed to repay existing debt and to partially fund the construction of our new Gaylord Texan hotel. In addition, our management team has implemented measures to improve customer satisfaction and employee morale and enacted cost-cutting measures aimed at improving operating performance and cash flow.

Business Strategy

      Our goal is to become the nation’s premier hotel brand serving the meetings and conventions sector and to enhance our business by offering additional vacation and entertainment opportunities to our guests and target consumers. Our Gaylord branded hotels focus on the $86 billion large group meetings market. Our properties and service are designed to appeal to meeting planners who arrange these large group meetings. As a result of the ResortQuest acquisition, we now operate a leading provider of vacation condominium and home rental management services with approximately 19,300 vacation rental properties under management.

The Grand Ole Opry is one of the brands best-known by the “country lifestyle” consumer, which we estimate to be approximately 70 million people in the United States.

      “All-in-One-Place” product offering. Through our “All-in-One-Place” strategy, our Gaylord branded hotels incorporate meeting and exhibition space, signature guest rooms, award-winning food and beverage offerings, fitness facilities and other attractions within a large hotel property so our attendees’ needs are met in one location. This strategy creates a better experience for both meeting planners and our guests, while at the same time allowing us to capture a greater share of their event spending. It is through this strategy of a self-contained destination dedicated primarily to the meetings industry that our Gaylord Opryland hotel in Nashville and our Gaylord Palms hotel in Florida claim a place among the leading convention hotels in the country.

      Create customer rotation between our hotels. In order to further capitalize on our success in Nashville, we opened our Gaylord Palms hotel in January 2002 and our new Gaylord Texan hotel in April 2004. In 2001, we refocused the efforts of our sales force to capitalize on our expansion and the desires of some of our large group clients to meet in different parts of the country each year. In addition, we establish relationships with new customers as we increase our geographic reach. For example, upon opening the Gaylord Palms, we added new association clients such as the North American Veterinarian Association. There is a significant opportunity to establish strong relationships with new customers and rotate them to our other properties. For example, the National Collegiate Athletic Association (“NCAA”) has contracted for approximately 25,000 room nights among our Gaylord branded hotels over the next 5 years.

      Leverage brand name awareness. We believe that the Grand Ole Opry is one of the most recognized entertainment brands within the United States. We promote the Grand Ole Opry name through a number of media including our WSM-AM radio station, the internet, television and performances by the Grand Ole Opry’s members, many of whom are renowned country music artists. In addition to these long-standing promotion media, we believe that significant growth opportunities exist through leveraging and extending the Grand Ole Opry brand into other products and markets. As such, we have alliances in place with multiple distribution partners such as Great American Country (GAC) cable television channel, Westwood One Radio Network and Sirius Satellite Radio in an effort to foster brand extension. We are currently exploring additional products, such as television specials and retail products, through which we can capitalize on our brand affinity and awareness. We believe that licensing our brand for products may provide an opportunity to increase revenues and cash flow with relatively little capital investment.

      Capitalize on the ResortQuest acquisition. We believe the combination of Gaylord and ResortQuest has formed a stronger, more diversified hospitality company with the ability to offer a broader range of accommodations to existing and potential customers. We believe that there are significant opportunities to cross-sell hospitality products by offering ResortQuest’s vacation properties to our “country lifestyle” consumers and introducing our hotels and “country lifestyle” offerings to ResortQuest’s customers. Drawing upon the experience of our combined management teams, we believe that we can more fully develop the ResortQuest brand and take advantage of future growth opportunities through increased scale, improved operational efficiency and access to additional sources of capital. In addition, we have identified a number of cost saving opportunities and synergies, including eliminating redundant functions and optimizing the combined company’s infrastructure.

Industry Description

      According to Tradeshow Week, the large group meetings market generated approximately $86 billion of revenues for the companies that provide services to it. The convention hotel industry is estimated to have generated approximately $15 billion of these revenues. These revenues include event producer total gross sales (which includes exhibitor and sponsor expenditures) and attendee “economic impact” (which includes spending on lodging, meals, entertainment and in-city transportation), not all of which we capture. The convention hotels that attract these group meetings typically have at least 25,000 square feet of exhibit space, often have more than 1,000 guest rooms and, on average, contain approximately 119,000 square feet of exhibit space, 94,000 square feet of meeting space and 40 meeting rooms.

      The large group meetings market is comprised of approximately one million events annually, of which approximately 80% are corporate meetings and 18% are association meetings. The large majority of these events require less than 250,000 square feet of exhibit or meeting space, with only 8% requiring over 500,000 square feet. Examples of industries participating in these meetings include health care, home furnishings, computers, sporting goods and recreation, education, building and construction, industrial, agriculture, food and beverage, boats and automotive. Association-sponsored events, which draw a large number of attendees requiring extensive meeting space and room availability, account for over half of total group spending and economic impact. Because associations and trade shows generally select their sites 2 to 5 years in advance, thereby increasing earnings visibility, the convention hotel segment of the lodging industry is more predictable and less susceptible to economic downturns than the general lodging industry.

      A number of factors contribute to the success of a convention center hotel, including the following: the availability of sufficient meeting and exhibit space to satisfy large group users; the availability of rooms at competitive prices; access to quality entertainment and food & beverage venues; destination appeal; appropriate regional professional and consumer demographics; adequate loading docks, storage facilities and security; ease of site access via air and ground transportation; and the quality of service provided by hotel staff and event coordinators. The ability to offer as many of these elements within close proximity of each other is important in order to reduce the organizational and logistical planning efforts of the meeting planner. The meeting planner, who acts as an intermediary between the hotel event coordinator and the group scheduling the event, is typically a convention hotel’s direct customer. Effective interaction and coordination with meeting planners is key to booking events and generating repeat customers.

Largest Hotel Exhibit Hall Rankings 2003

		Total	Number of	Total
		Exhibit Space	Meeting	Meeting Space
Facility	City	(Sq. Ft.)	Rooms	(Sq. Ft.)

Sands Expo	Las Vegas, NV	1,125,600	146	231,477
Mandalay Bay Resort & Casino	Las Vegas, NV	934,731	121	360,924
Walt Disney World Swan and Dolphin	Lake Buena Vista, FL	329,000	84	248,655
Wyndham Anatole Hotel	Dallas, TX	315,000	73	187,000
Gaylord Opryland Resort & Convention Center	Nashville, TN	288,972	85	300,000
Hyatt Regency Chicago’s Riverside Center	Chicago, IL	225,000	71	115,000
MGM Grand Hotel & Conference Center	Las Vegas, NV	210,000	60	315,000
The Westin Diplomat Resort & Spa	Hollywood, FL	209,000	39	60,000
Reno Hilton	Reno, NV	190,000	40	110,000
Gaylord Texan Resort & Convention Center*	Grapevine, TX	179,800	69	180,000
Gaylord Palms Resort & Convention Center	Kissimmee, FL	178,500	61	200,000

Source: the Company; Tradeshow Week Major Exhibit Hall Directory 2003

* Opened April 2, 2004.

Hospitality

      Gaylord Hotels — Strategic Plan. Our goal is to become the nation’s premier brand in the meetings and convention sector. To accomplish this, our business strategy is to develop resorts and convention centers in desirable event destinations that are created based in large part on the needs of meeting planners and attendees. Using the slogan “All-in-One-Place,” our hotels incorporate meeting, convention and exhibition space with a large hotel property so the attendees never have to leave the location during their meetings. This concept of a self-contained destination dedicated primarily to the meetings industry has made Gaylord Opryland in Nashville one of the leading convention hotels in the country. In addition to operating Gaylord Opryland, we opened Gaylord Palms in Kissimmee, Florida in January 2002 and our new Gaylord Texan hotel in Grapevine, Texas on April 2, 2004, and have a contract to purchase land for the development of a hotel in the Washington, D.C. area. We believe that our new convention hotels will enable us to capture additional convention business from groups that currently utilize Gaylord Opryland but must rotate their meetings to other locations due to their attendees’ desires to visit different areas. Gaylord also anticipates that our new hotels will capture new group business that currently do not come to the Nashville market and will seek to gain additional business at Gaylord Opryland in Nashville once these groups have experienced a Gaylord hotel in other markets.

      Gaylord Opryland Resort and Convention Center — Nashville, Tennessee. Our flagship resort, Gaylord Opryland in Nashville, is one of the leading convention destinations in the United States based upon number of rooms, exhibit space and conventions held. Designed with the lavish gardens and magnificent charm of a glorious Southern mansion, the resort is situated on approximately 172 acres in the Opryland complex. Gaylord Opryland is one of the largest hotels in the continental United States in terms of number of guest rooms. It also serves as a destination resort for vacationers due to its proximity to the Grand Ole Opry, the General Jackson Showboat, the Springhouse Golf Club (Gaylord’s 18-hole championship golf course), and other attractions in the Nashville area. Gaylord Opryland has 2,881 guest rooms, four ballrooms with approximately 121,000 square feet, 85 banquet/meeting rooms, and total dedicated exhibition space of approximately 289,000 square feet. Total meeting, exhibit and pre-function space in the hotel is approximately 600,000 square feet. The Gaylord Opryland has been recognized by many industry and commercial publications, receiving the Meeting News’ Planners Choice Award, Travel & Leisure’s World’s Best Award and Meeting & Convention’s Gold Key Elite Award.

      Gaylord Palms Resort and Convention Center — Kissimmee, Florida. We opened Gaylord Palms in January 2002. Gaylord Palms has 1,406 signature guest rooms and approximately 360,000 square feet of total meeting and exhibit space. The hotel is situated on a 65-acre site in Osceola County, Florida and is approximately 5 minutes from the main gate of the Walt Disney World® Resort complex. Gaylord Palms has a full-service spa, with 20,000-square feet of dedicated space and 15 treatment rooms. Hotel guests also have golf privileges at the world class Falcon’s Fire Golf Club, located a half-mile from the property. The Gaylord Palms has been recognized by many publications and was named Best Florida Resort by Florida Monthly for 2003.

      Gaylord Texan Resort and Convention Center — Grapevine, Texas. We opened our new Gaylord Texan hotel in April 2004. The 1,511 room hotel and convention center is located eight minutes from the Dallas/Fort Worth International Airport. Like its sister property in Kissimmee, Florida, the Gaylord Texan features a grand atrium enclosing several acres as well as over 360,000 square feet of pre-function, meeting and exhibition space all under one roof. The property also includes a number of themed restaurants with an additional restaurant located on the point overlooking Lake Grapevine.

      Gaylord Hotels Development Plan. In January 2000, we announced plans to develop a Gaylord hotel on property to be acquired on the Potomac River in Prince George’s County, Maryland (in the Washington, D.C. market). We have entered into a purchase agreement with respect to the site of our proposed development. The purchase agreement is subject to designated closing conditions and provides for liquidated damages, currently in the amount of $1.0 million, in the event we elect not to purchase the property once the closing conditions have been satisfied. This project is subject to market conditions, the availability of financing and resolution of certain zoning issues and approval of Gaylord’s board of directors. Gaylord’s management is also considering other sites to locate future Gaylord Hotel properties.

      Radisson Hotel at Opryland. We also own and operate the Radisson Hotel at Opryland, a Radisson franchise hotel which is located across the street from Gaylord Opryland. The hotel has 303 rooms and approximately 14,000 square feet of meeting space. In March 2000, we entered into a 20-year franchise agreement with Radisson in connection with the operation of this hotel.

ResortQuest

      ResortQuest is a leading provider of vacation condominium and home rental property management services in premier destination resort locations in the United States and Canada. ResortQuest has developed a branded network of vacation rental properties and currently offers management services to approximately 19,300 vacation rental properties, approximately 17,800 of which are under exclusive management contracts and 1,500 of which are under non-exclusive management contracts. ResortQuest’s operations are located in more than 50 premier beach, mountain, desert and tropical resort locations.

Terms of the ResortQuest Acquisition

      Under the terms of the ResortQuest acquisition, GET Merger Sub, Inc., a wholly owned subsidiary of Gaylord formed for the purpose of the ResortQuest acquisition, merged with and into ResortQuest. As a result, ResortQuest survived the merger and became a wholly owned subsidiary of Gaylord. ResortQuest stockholders received 0.275 shares of Gaylord common stock for each share of ResortQuest common stock they hold. Gaylord stockholders owned approximately 86% of the combined company and former ResortQuest stockholders owned approximately 14% of the combined company, on a fully diluted basis immediately following the merger. The combined company incurred fees and expenses related to the ResortQuest acquisition, including employee severance costs, at the time of the merger, certain of which will be reflected in the combined company’s financial results for the period in which the merger was consummated.

Opry and Attractions Group

      The Grand Ole Opry. The Grand Ole Opry, which celebrated its 75th anniversary in 2000, is one of the most widely known platforms for country music in the world. The Opry features a live country music show with performances every Friday and Saturday night, as well as a Tuesday Night Opry on a seasonal basis. The Opry House, home of the Grand Ole Opry, is located in the Opryland complex. The Grand Ole Opry moved to the Opry House in 1974 from its most famous home in the Ryman Auditorium in downtown Nashville.

      Each week the Grand Ole Opry is broadcast live to millions of country lifestyle consumers on terrestrial radio via Westwood One, and WSM-AM, worldwide on the Armed Forces Radio Network, on satellite radio via Sirius Satellite Radio and on television via the Great American Country network and CMT-Canada. The broadcast of the Opry is also streamed on the Internet via www.opry.com and www.wsmonline.com. The show has been broadcast since 1925 on WSM-AM, making it the longest running live radio program in the United States. The television broadcast schedule on the Great American Country network will include 52 weekly telecasts airing on Saturday nights at 8 p.m. EST and repeating three times on weekends and twice on Tuesday evenings. The Grand Ole Opry is also re-aired on 205 radio stations across the country through syndication of “America’s Grand Ole Opry Weekend,” which is distributed by Westwood One. In addition to performances by members, the Grand Ole Opry presents performances by many other country music artists.

      Ryman Auditorium. The Ryman Auditorium, which was built in 1892 and seats approximately 2,300, was recently designated as a National Historic Landmark. The former home of the Grand Ole Opry, the Ryman Auditorium was renovated and re-opened in 1994 for concerts and musical productions. The Grand Ole Opry returns to the Ryman Auditorium periodically, most recently from November 2003 to January 2004.

      The General Jackson Showboat. We operate the General Jackson Showboat, a 300-foot, four-deck paddle wheel showboat, on the Cumberland River, which flows past the Gaylord Opryland complex in Nashville. Its Victorian Theatre can seat 620 people for banquets and 1,000 people for theater-style presentations. The showboat stages Broadway-style shows and other theatrical productions. The General Jackson is one of many sources of entertainment that Gaylord makes available to conventions held at Gaylord Opryland. During the day it operates cruises, primarily serving tourists visiting the Opryland complex and the Nashville area.

      The Springhouse Golf Club. Home to a Senior PGA Tour event from 1994 to 2003 and minutes from Gaylord Opryland, the Springhouse Golf Club was designed by former U.S. Open and PGA Champion Larry Nelson. The 40,000 square-foot antebellum-style clubhouse offers meeting space for up to 450 guests.

      The Wildhorse Saloon. Since 1994, we have owned and operated the Wildhorse Saloon, a country music performance venue on historic Second Avenue in downtown Nashville. The three story facility includes a dance floor of approximately 2,500 square feet, a restaurant and banquet facility that can accommodate up to 2,000 guests.

      Corporate Magic. In March 2000, we acquired Corporate Magic, Inc., a company specializing in the production of creative and entertainment events in support of the corporate and meeting marketplace. We believe the event and corporate entertainment planning function of Corporate Magic complements the meeting and convention aspects of our Gaylord Hotels business.

      WSM-AM. WSM-AM commenced broadcasting in 1925. The involvement of Gaylord’s predecessors with country music dates back to the creation of the radio program that became The Grand Ole Opry, which has been broadcast live on WSM-AM since 1925. WSM-AM is broadcast from the Gaylord Opryland complex in Nashville and has a country music format. WSM-AM went on the air in 1925 and is one of the nation’s “clear channel” stations, meaning that no other station in a 750-mile radius uses the same frequency for nighttime broadcasts. As a result, the station’s signal, transmitted by a 50,000 watt transmitter, can be heard at night in much of the United States and parts of Canada.

      On July 21, 2003, we, through our wholly-owned subsidiary Gaylord Investments, Inc., sold the assets primarily used in the operations of WSM-FM and WWTN(FM) to Cumulus Broadcasting, Inc. for $62.5 million in cash, and Gaylord entered into a joint sales agreement with Cumulus for WSM-AM in exchange for approximately $2.5 million in cash. Under the joint sales agreement with Cumulus, Cumulus will sell all of the commercial advertising on WSM-AM and provide certain sales promotion and billing and collection services relating to WSM-AM, all for a specified fee. The joint sales agreement has a term of five years.

Corporate and Other

      Bass Pro Shops. We own a 19.1% interest in Bass Pro, Inc. Bass Pro, Inc. owns and operates Bass Pro Shops, a retailer of premium outdoor sporting goods and fishing tackle. Bass Pro Shops serves its customers through an extensive mail order catalog operation, a retail center in Springfield, Missouri, and additional retail stores at Opry Mills in Nashville and in various other U.S. locations.

      Nashville Predators. As of December 31, 2003, we own a 10.5% interest in the Nashville Hockey Club Limited Partnership, a limited partnership that owns the Nashville Predators, a National Hockey League franchise that begins its sixth season in the fall of 2003. In July of 2002 and 2003 respectively, we exercised the first two of our three put options, each of which gives us the right to require that the Predators repurchase one-third of its interest in the partnership. To date, the Predators have not completed this repurchase. In August 1999, we entered into a Naming Rights Agreement with the limited partnership whereby we purchased the right to name the Nashville Arena the “Gaylord Entertainment Center” and to place certain advertising within the arena. Under the agreement, which has a 20-year term, we are required to make annual payments, beginning at $2,050,000 in the first year and with a 5% escalation each year thereafter, and to purchase a minimum number of tickets to Predators games each year. We contend that we made the payment due under the Naming Rights Agreement by way of set off against obligations owed pursuant to the put option. We are currently in litigation with the Nashville Hockey Club Limited Partnership to resolve the disputes regarding the team ownership and the naming rights for the Gaylord Entertainment Center. See “— Legal Proceedings” below.

      Viacom. We hold an investment of approximately 11 million shares of Viacom Class B common stock (“Viacom stock”), which was received as the result of the sale of television station KTVT to CBS in 1999 and the subsequent acquisition of CBS by Viacom in 2000. We entered into a secured forward exchange contract related to 10.9 million shares of the Viacom stock in 2000. The secured forward exchange contract protects us against decreases in the fair market value of the Viacom stock, while providing for participation in increases in the fair market value. At December 31, 2003, the fair market value of our investment in the shares of Viacom stock was $488.3 million, or $44.38 per share. The secured forward exchange contract protects the Company against decreases in the fair market value of the Viacom stock by way of a put option at a strike price below $56.05 per share, while providing for participation in increases in the fair market value by way of a call option at a strike price of $75.30 per share, as of December 31, 2003. Future dividend distributions received from Viacom may result in an adjusted call strike price. For any appreciation above $75.30 per share, the Company will participate in the appreciation at a rate of 25.93%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Implementation of Strategic Direction

      During the second quarter of 2001, we hired a new Chairman of the Board and a new Chief Executive Officer. Once the new senior management team was in place, they devoted a significant portion of 2001 to reviewing the many different businesses they inherited when they joined the Company. After significant review, it was determined that, while we had four business segments for financial reporting purposes (Hospitality, Opry and Attractions Group, Media (consisting of our radio stations and other media assets) and Corporate and Other), the future direction of the Company would be based on two core asset groups, which were aligned as follows: (i) Hospitality Core Asset Group: consisting of the Gaylord Hotels and the various attractions that provide entertainment to guests of the hotels and (ii) Opry Core Asset Group: consisting of the Grand Ole Opry, WSM-AM radio, and the Ryman Auditorium.

      As a result, it was determined that Acuff-Rose Music Publishing, Word Entertainment, Music Country/CMT International, Oklahoma RedHawks, Opry Mills, GET Management, WSM-FM and WWTN(FM) were not core assets of the Company, and as a result each has either been sold or otherwise disposed of by the Company as reflected in the following table.

		Proceeds from Sale
Business Sold	Date	(Cash and Other)

		(In millions)
Interest in Oklahoma RedHawks	November 20, 2003	$6.0
WSM-FM and WWTN(FM)	July 21, 2003	62.5
Acuff-Rose Music Publishing	August 27, 2002	157.0
Opry Mills 33.3% partnership interest	June 28, 2002	30.8
Music Country/CMT International	February 25, 2002	3.7
Word Entertainment	January 4, 2002	84.1
Gaylord Production Company, Gaylord Films, Pandora Films, Gaylord Sports Management Group and Gaylord Event Television	March 9, 2001	41.3 (1)

(1)	Shortly after the closing, the Oklahoma Publishing Company (“OPUBCO”), which purchased these assets, asserted that the Company breached certain representations and warranties in the purchase agreement. The Company entered into settlement negotiations pursuant to which the Company paid OPUBCO an aggregate of $825,000.

     Gaylord Digital, Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television, Gaylord Production Company, Z Music and the Opryland River Taxis, also not core assets of the Company, had previously been sold or otherwise disposed of by the Company. Remaining businesses to be sold include the Company’s interests in the Nashville Predators and certain miscellaneous real estate holdings. Management has yet to make a final decision as to whether to sell its minority interest in Bass Pro Shops, which it has determined to be a non-core asset. Following the decision to divest certain businesses, we restructured the corporate organization to streamline operations and remove duplicative costs. The Opryland Hospitality management group was combined with the Corporate management group and all Nashville management employees were consolidated into the Company’s Wendell Office Building.

Employees

      As of December 31, 2003, we had approximately 7,200 full-time and 2,650 part-time and temporary employees. Of these, approximately 3,650 full-time and 1,020 part-time employees were employed in Hospitality; approximately 300 full-time and 560 part-time employees were employed in Opry and Attractions Group; approximately 3,000 full-time and 1,000 part-time employees were employed in ResortQuest; and approximately 250 full-time and 70 part-time employees were employed in Corporate and Other. After the opening of the Gaylord Texan in April of 2004, it is anticipated that an additional 1,450 employees will be employed in Hospitality. We believe our relations with our employees are good.

Competition

Hospitality

      The Gaylord Hotel properties compete with numerous other hotels throughout the United States and abroad, particularly the approximately 84 convention hotels located outside of Las Vegas, Nevada that have more than 800 rooms each, and a significant amount of meeting and exhibit space. Many of these hotels are operated by companies with greater financial, marketing, and human resources than we have. We believe that competition among convention hotels is based on, among other things: (i) the hotel’s reputation, (ii) the quality of the hotel’s facility, (iii) the quality and scope of a hotel’s meeting and convention facilities and services, (iv) the desirability of a hotel’s location, (v) travel distance to a hotel for meeting attendees, (vi) a hotel facility’s accessibility to a recognized airport, (vii) the amount of entertainment and recreational options available in and in the vicinity of the hotel, and (viii) price. Our hotels also compete against municipal convention centers. These include the largest convention centers (e.g., Orlando, Chicago and Atlanta) as well as, for Gaylord Opryland, mid-size convention centers (between 100,000 and 500,000 square feet of meeting space located in second-tier cities).

      The hotel business is management and marketing intensive. The Gaylord Hotels compete with other hotels throughout the United States for high quality management and marketing personnel. There can be no assurance that the Company’s hotels will be able to attract and retain employees with the requisite managerial and marketing skills.

Opry and Attractions

      The Grand Ole Opry and other attractions businesses compete with all other forms of entertainment and recreational activities. The success of the Opry and Attractions group is dependent upon certain factors beyond our control including economic conditions, the amount of available leisure time, transportation cost, public taste, and weather conditions. Our radio station competes with numerous other types of entertainment businesses, and success is often dependent on taste and fashion, which may fluctuate from time to time. WSM-AM competes for advertising revenues with other radio stations in the Nashville market on the basis of formats, ratings, market share, and the demographic makeup of their audience. Advertising rates of WSM-AM are based principally on the size, market share, and demographic profile of its listening audiences. WSM-AM primarily competes for both audience share and advertising revenues and also competes with the Internet, newspapers, billboards, cable networks, local cable channels, and magazines for advertising revenues. Management competence and experience, station frequency signal coverage, network affiliation, effectiveness of programming format, sales effort, and level of customer service are all important factors in determining competitive position. Under a joint sales agreement with Cumulus, we continue to own and operate WSM-AM, and Cumulus sells all commercial advertising on WSM-AM and provides certain sales promotion and billing and collection services for a specified fee.

ResortQuest

      The vacation rental and property management industry is highly competitive and has low barriers to entry. The industry has two distinct customer groups: vacation property renters and vacation property owners. We believe that the principal competitive factors in attracting vacation property renters are:

•	market share and visibility;

•	quality, cost and breadth of services and properties provided; and

•	long-term customer relationships.

      The principal competitive factors in attracting vacation property owners are the ability to generate higher rental income and the ability to provide comprehensive management services at competitive prices.

      ResortQuest competes for vacationers and property owners primarily with over 4,000 individual vacation rental and property management companies that typically operate in a limited geographic area. Some of our competitors are affiliated with the owners or operators of resorts in which such competitors provide their services. Certain of these smaller competitors may have lower overhead cost structures and may be able to provide their services at lower rates.

      ResortQuest also competes for vacationers with large hotel and resort companies. Many of these competitors have greater financial resources than we have, enabling them to finance acquisition and development opportunities, to pay higher prices for the same opportunities or to develop and support their own operations. In addition, many of these companies can offer vacationers services not provided by vacation rental and property management companies, and they may have greater name recognition among vacationers. These companies might be willing to sacrifice profitability to capture a greater portion of the market for vacationers or pay higher prices than we would for the same acquisition opportunities. Consequently, we may encounter significant competition in our efforts to achieve our internal and acquisition growth objectives as well as our operating strategies focused on increasing the profitability of our existing and subsequent acquisitions.

Regulation and Legislation

Hospitality

      The Gaylord Hotels and the Radisson Hotel at Opryland are subject to certain federal, state, and local governmental regulations including, without limitation, health, safety, and environmental regulations applicable to hotel and restaurant operations. We believe that we are in substantial compliance with such regulations. In addition, the sale of alcoholic beverages by a hotel requires a license and is subject to regulation by the applicable state and local authorities. The agencies involved have the power to limit, condition, suspend, or revoke any such license, and any disciplinary action or revocation could have an adverse effect upon the results of operations of our Hospitality segment.

Opry and Attractions

      WSM-AM is subject to regulation under the Communications Act of 1934, as amended (the “Communications Act”). Under the Communications Act, the Federal Communications

Commission, or FCC, among other things, assigns frequency bands for broadcasting; determines the frequencies, location, and signal strength of stations; issues, renews, revokes, and modifies station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, and other practices of broadcasting stations.

      Licenses issued for radio stations have terms of eight years. Radio broadcast licenses are renewable upon application to the FCC and in the past have been renewed except in rare cases. Competing applications will not be accepted at the time of license renewal, and will not be entertained at all unless the FCC first concludes that renewal of the license would not serve the public interest. A station will be entitled to renewal in the absence of serious violations of the Communications Act or the FCC regulations or other violations which constitute a pattern of abuse. We are not aware of any reason why our radio station license should not be renewed.

      The foregoing is only a brief summary of certain provisions of the Communications Act and FCC regulations. The Communications Act and FCC regulations may be amended from time to time, and we cannot predict whether any such legislation will be enacted or whether new or amended FCC regulations will be adopted, or the effect on us of any such changes.

ResortQuest

      The operations of ResortQuest are subject to various federal, state, local and foreign laws and regulations, including licensing requirements applicable to real estate operations and the sale of alcoholic beverages, laws and regulations relating to consumer protection and local ordinances. Many states have adopted specific laws and regulations which regulate our activities, such as:

•	anti-fraud laws;

•	real estate and travel services provider license requirements;

•	environmental laws;

•	telemarketing and consumer privacy laws; and

•	the Fair Housing Act.

      The agencies involved in enforcing these laws and regulations have the power to limit, condition, suspend, or revoke any such license or activity by ResortQuest, and any disciplinary action or revocation affecting a significant portion of the operations of ResortQuest could have an adverse effect upon the results of operations of ResortQuest.

Properties

      We own our executive offices and headquarters located at One Gaylord Drive, Nashville, Tennessee, which consists of a four-story office building comprising approximately 80,000 square feet. We own the land and improvements that comprise the Opryland complex in Nashville, Tennessee which are composed of the properties described below. We also own the former offices and television studios of TNN and CMT, all of which are located within the Opryland complex and contain approximately 84,000 square feet of space. These facilities were previously leased to CBS through September 30, 2002. Gaylord believes that its present facilities for each of its business segments are generally well maintained.

Hospitality

      The Opryland complex includes the site of Gaylord Opryland (approximately 172 acres). In connection with our Nashville hotel loan, a first mortgage lien was granted on Gaylord Opryland, including the site on which it stands. Gaylord has executed a 75-year lease with a 24-year renewal option on a 65-acre tract in Osceola County, Florida, on which Gaylord Palms is located, which is subject to a leasehold mortgage in favor of the lender on our new revolving credit facility. Gaylord has acquired approximately 100 acres in Grapevine, Texas, through ownership (approximately 75 acres) or ground lease (approximately 25 acres), on which the Gaylord Texan is located.

Opry and Attractions

      We own the General Jackson Showboat’s docking facility and the Opry House, both of which are located within the Opryland complex. We also own the Springhouse Golf Club, an 18-hole golf course situated on over 200 acres and the 6.7-acre site of the Radisson Hotel at Opryland, both located near the Opryland complex. In downtown Nashville, we own the Ryman Auditorium and the Wildhorse Saloon dance hall and production facility. We own WSM Radio’s offices and studios, which are also located within the Opryland complex.

ResortQuest

      ResortQuest has approximately 200 properties in over 50 locations in 17 states in the U.S. and one province in Canada. These properties consist principally of offices and maintenance, laundry and storage facilities. We own approximately 40 of these facilities and lease approximately 160 properties. We consider all of these owned and leased properties to be suitable and adequate for the conduct of our business.

Legal Proceedings

      We are a party to the lawsuit styled Nashville Hockey Club Limited Partnership v. Gaylord Entertainment Company, Case No. 03-1474, now pending in the Chancery Court for Davidson County, Tennessee. In its complaint for breach of contract, Nashville Hockey Club Limited Partnership alleged that we failed to honor our payment obligation under a Naming Rights Agreement for the multi-purpose arena in Nashville known as the Gaylord Entertainment Center. Specifically, Plaintiff alleged that we failed to make a semi-annual payment to Plaintiff in the amount of $1,186,565.50 when due on January 1, 2003 and in the amount of $1,245,894 when due on July 1, 2003. We contended that we effectively fulfilled our obligations due under the Naming Rights Agreement by way of set off against obligations owed by Plaintiff to CCK Holdings, LLC (“CCK”) under a “put option” CCK exercised pursuant to the Partnership Agreement between CCK and Plaintiff. CCK has assigned the proceeds of its put option to us. We vigorously contested this case by filing an answer and counterclaim denying any liability to Plaintiff, specifically alleging that all payments due to Plaintiff under the Naming Rights Agreement had been paid in full and asserting a counterclaim for amounts owing on the put option under the Partnership Agreement. Plaintiff filed a motion for summary judgment which was argued on February 6, 2004, and on March 10, 2004 the Chancellor granted the Plaintiff’s motion, requiring us to make payments (including $4.1 million payable to date) under the Naming Rights Agreement in cash and finding that conditions to the satisfaction of our put option have not been met. Gaylord intends to appeal this decision and continue to vigorously assert its rights in this litigation. Because we continued to recognize the expense under the Naming Rights Agreement, payment of the accrued amounts under the Naming Rights Agreement will not affect our results of operation.

      One of our ResortQuest subsidiaries is a party to the lawsuit styled Awbrey et al. v. Abbott Realty Services, Inc., Case No. 02-CA-1203, now pending in the Okaloosa County, Florida Circuit Court. The plaintiffs are owners of 16 condominium units at the Jade East condominium development in Destin, Florida, and they have filed suit alleging, among other things, nondisclosure and misrepresentation by our real estate sales agents in the sale of Plaintiffs’ units. Plaintiffs seek unspecified damages and a jury trial. We have filed pleadings denying the Plaintiffs’ allegations and asserting several affirmative defenses, among them that the claims of the Plaintiffs have been released in connection with the April 2001 settlement of a 1998 lawsuit filed by the Jade East condominium owners association against the original condominium’s developer. We have also filed a motion for summary judgment which has been set for hearing in May 2004. At this stage it is difficult to ascertain the likelihood of an unfavorable outcome. The damages sought by each Plaintiff are in excess of $200,000, making the total exposure to the sixteen unit owners in excess of $3.2 million. Those damages are disputed by the Company as overstated and unproven, and we intend to vigorously defend this case.

      We maintain various insurance policies, including general liability and property damage insurance, as well as workers’ compensation, business interruption, and other policies, which we believe provide adequate coverage for the risks associated with our range of operations. Various of our subsidiaries are involved in lawsuits incidental to the ordinary course of their businesses, such as personal injury actions by guests and employees and complaints alleging employee discrimination. We believe that we are adequately insured against these claims by our existing insurance policies and that the outcome of any pending claims or proceedings will not have a material adverse effect on our financial position or results of operations.

      We may have potential liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA” or “Superfund”), for response costs at two Superfund sites. The liability relates to properties formerly owned by our predecessor. In 1991, OPUBCO assumed these liabilities and agreed to indemnify us for any losses, damages, or other liabilities incurred by it in connection with these matters. We believe that OPUBCO’s indemnification will fully cover our Superfund liabilities, if any, and that, based on our current estimates of these liabilities, OPUBCO has sufficient financial resources to fulfill its indemnification obligations.

MANAGEMENT

      The following table sets forth certain information regarding the directors and executive officers of the Company as of April 7, 2004.

Name	Age	Position

Michael D. Rose	62	Chairman of the Board of Directors
Colin V. Reed	56	President, Chief Executive Officer and Director
David C. Kloeppel	34	Executive Vice President and Chief Financial Officer
Jay D. Sevigny	44	Executive Vice President and Chief Operating Officer, Gaylord Hotels
Mark Fiorvanti	42	Executive Vice President and President of ResortQuest
John P. Caparella	46	Senior Vice President and General Manager, Gaylord Palms Resort and Convention Center
Carter R. Todd	46	Senior Vice President, Secretary and General Counsel
Rod Connor	51	Senior Vice President and Chief Administrative Officer
Robert P. Bowen	62	Director
E. K. Gaylord II	46	Director
E. Gordon Gee	60	Director
Laurence S. Geller	56	Director
Ralph Horn	63	Director
Michael I. Roth	58	Director

      Michael D. Rose has served as Chairman of the Board of the Company since April 2001. Prior to that time, he was a private investor, and prior to December 1997, he was Chairman of the Board of Promus Hotel Corporation, Memphis, Tennessee, a franchiser and operator of hotel brands. Prior to January 1997, Mr. Rose was also Chairman of the Board of Harrah’s Entertainment, Inc., an owner and manager of casinos in the United States. Mr. Rose is also a director of five other public companies, Darden Restaurants, Inc., an owner and operator of casual dining restaurants, FelCor Lodging Trust, Inc., a hotel real estate investment trust, First Tennessee National Corporation, a bank holding company, General Mills, Inc., a producer of packaged consumer foods, and Stein Mart, Inc. an owner and operator of retail apparel stores.

      Colin V. Reed was elected President and Chief Executive Officer and a director of the Company in April 2001. Prior to that time, he was a member of the three-executive Office of the President of Harrah’s Entertainment since May 1999 and the Chief Financial Officer of Harrah’s Entertainment since April 1997. Mr. Reed was a director of Harrah’s Entertainment from 1998 to May 2001. He was Executive Vice President of Harrah’s Entertainment from September 1995 to May 1999 and has served in several other management positions with Harrah’s Entertainment and its predecessor, Holiday Corp., since 1977. As part of his duties at Harrah’s Entertainment, Mr. Reed served as a director and Chairman of the Board of JCC Holding Company, an entity in which Harrah’s Entertainment held a minority interest. On January 4, 2001, JCC Holding Company filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code. Mr. Reed is a director of Rite Aid Corporation, an owner and operator of retail drugstores.

      David C. Kloeppel is the Company’s Executive Vice President and Chief Financial Officer. Prior to joining the Company in September of 2001, Mr. Kloeppel worked in the Mergers and Acquisitions Department at Deutsche Bank in New York, where he was responsible for that department’s activities in the lodging, leisure and real estate sectors. Mr. Kloeppel earned an MBA from Vanderbilt University’s Owen Graduate School of Management, graduating with highest honors. He received his bachelor of science degree from Vanderbilt University, majoring in economics.

      Jay D. Sevigny is Executive Vice President of the Company and Chief Operating Officer, Gaylord Hotels, positions he has held since January 2004. From February 2002 until December 2003, Mr. Sevigny served as President of the Company’s Gaylord Opryland Resort and Convention Center in Nashville. Mr. Sevigny was hired in October 2001 as the Senior Vice President in charge of the Company’s Marketing and Attractions. Prior to joining the Company, Mr. Sevigny worked in different capacities for Harrah’s Entertainment, most recently as Division President Hotel/ Casino in Las Vegas during 2000 and 2001, and as President and Chief Operating Officer of Harrah’s New Orleans casino operations from 1998 to 2000. From 1997 to 1998, Mr. Sevigny was President of Midwest Operations for Station Casino in Kansas City, Missouri. Mr. Sevigny has a finance degree from the University of Nevada and is enrolled in the Executive MBA Program at Vanderbilt University’s Owen Graduate School of Management.

      Mark Fiorvanti has been an Executive Vice President of the Company and President of ResortQuest International since March 2004. From November 2002 until March 2004, Mr. Fiorvanti was the Company’s Senior Vice President of Marketing. Prior to joining the Company in November 2002, Mr. Fiorvanti spent nine years with Harrah’s Entertainment, where he was most recently Vice President of Finance and Administration of Harrah’s New Orleans. Mr. Fiorvanti’s other roles at Harrah’s Entertainment included Corporate Director of Strategic Planning and Director of Market Planning and Strategy. Mr. Fiorvanti, who has over 16 years’ experience in the hospitality, casino entertainment and real estate industries, graduated from The Ohio State University, where he earned his bachelor of science degree. He also holds a master’s of business administration from the University of Tennessee.

      John P. Caparella is a Senior Vice President of the Company and the General Manager of Gaylord Palms Resort and Convention Center, positions he has held since joining the Company in November 2000. Prior to such time, Mr. Caparella served as Executive Vice President, Planning, Development and Administration and President of PlanetHollywood.com for Planet Hollywood International, Inc., a creator and developer of consumer brands relating to movies, sports and other entertainment-based themes, in Orlando, Florida since September 1997. Before joining Planet Hollywood, Mr. Caparella was with ITT Sheraton, an owner and operator of hotel brands, for 17 years in convention, resort, business and 4-star luxury properties, as well as ITT Sheraton’s corporate headquarters. Mr. Caparella is a graduate of the State University of New York at Delhi.

      Carter R. Todd joined Gaylord Entertainment Company in July 2001 as the Company’s Senior Vice President, General Counsel and Secretary. Prior to that time, he was a Corporate and Securities partner in the Nashville office of the regional law firm Baker, Donelson, Bearman & Caldwell. Mr. Todd has practiced law in Nashville since 1982 and is a graduate of Vanderbilt University School of Law and Davidson College.

      Rod Connor is Senior Vice President and Chief Administrative Officer of the Company, a position he has held since September 2003. From January 2002 to September 2003, he was Senior Vice President of Risk Management and Administration. From December 1997 to January 2002, Mr. Connor was Senior Vice President and Chief Administrative Officer. From February 1995 to December 1997, he was the Vice President and Corporate Controller of the Company. Mr. Connor has been an employee of the Company for over 30 years. Mr. Connor, who is a certified public accountant, has a B.S. degree in accounting from the University of Tennessee.

      Robert P. Bowen has been a director of the Company since 2003 and is a retired partner of Arthur Andersen, and from 1980 to 1998, he was partner-in-charge of the audit practice of Andersen’s Memphis and Little Rock offices. For more than 25 years he specialized in the hospitality/hotel and entertainment industry, and was a member of Andersen’s worldwide hospitality industry team. Mr. Bowen joined Andersen in 1968, after receiving his MBA from Emory University. He retired from Andersen in August of 1999.

      E. K. Gaylord II has been a director of the Company since 1977 and served as the Company’s Chairman of the Board from May 1999 through April 2001. He served as interim President and Chief Executive Officer of the Company from late July until September 2000, and as Vice-Chairman of the Board from May 1996 to May 1999. Mr. Gaylord was the President of OPUBCO from June 1994 until December 2002. He is the Chairman and owner of Gaylord Films and a director of the National Cowboy and Western Heritage Museum. He is also on the board of the Breeder’s Cup. He is the son of the late Mr. Edward L. Gaylord, a former director, and the brother of Mrs. Christine Gaylord Everest, a former director of the Company.

      E. Gordon Gee has been a director of the Company since 2002 and is Chancellor of Vanderbilt University, where he has been employed since August 2000. Previously, Mr. Gee was President of Brown University from January 1998 until January 2000, and was President of Ohio State University from September 1990 to January 1998. Mr. Gee is a member of the board of directors of Hasbro, Inc., The Limited, Inc., Dollar General Corp. and Massey Energy Company.

      Laurence S. Geller has been a director of the Company since 2002. He is the Chairman, and has served as the Chief Executive Officer since May 1997, of Strategic Hotel Capital, L.L.C., a global lodging real estate company. He served as Chairman of Geller & Co, an advisory company to the real estate, gaming, tourism, and lodging industries, from 1989 until 1997. Mr. Geller has been active in the real estate and lodging industries and has served as a director or fellow of numerous industry associations including the Industry Real Estate Financing Advisory Council of the American Hotel and Lodging Foundation and the Commercial and Retail Council of Urban Land Institute.

      Ralph Horn has been a director of the Company since 2001. Mr. Horn served as the Chairman of the Board of First Tennessee National Corporation and First Tennessee Bank, National Association, its principal subsidiary, from 1996 until his retirement in December 2003. Mr. Horn served as Chief Executive Officer of First Tennessee National Corporation from 1994 through 2002 and as its President from 1991 through 2001. Mr. Horn is a director of Harrah’s Entertainment, Inc., an owner and manager of casinos in the United States, and Mid-American Apartment Communities, Inc.

      Michael I. Roth has been a director of the Company since 2004 and has been Chairman of the Board and Chief Executive Officer of The MONY Group Inc. and its predecessor entities since 1997. He is Chairman of the Board (since July 1993) and Chief Executive Officer (since January 1993) of MONY Life Insurance Company, a wholly owned subsidiary of The MONY Group Inc., and has been a director of The MONY Group Inc. and its predecessor entities since May 1991. Mr. Roth is a director of the American Council of Life Insurance, The Life Insurance Council of New York, Insurance Marketplace Standards Association, Enterprise Foundation (a charitable foundation which develops housing and which is not affiliated with the Enterprise Group of Funds), Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc., The Partnership for New York City, Committee to Encourage Corporate Philanthropy, and Interpublic Group of Companies. Mr. Roth also serves on the Board of Governors of the United Way of Tri-State and is a member of the Lincoln Center Consolidated Corporate Fund Leadership Committee.

SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of April 1, 2004 (unless otherwise noted) for the selling stockholders. The percentages of shares outstanding provided in the table are based on 39,508,277 voting shares outstanding as of April 1, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by that person. The number of shares shown does not include the interest of certain persons in shares held by family members in their own right. Shares issuable upon the exercise of options that are exercisable within 60 days of April 1, 2004 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares held by any other person.

	Shares Owned		Percent	Shares to	Shares Owned	Percent
Name of Owner	Before Offering		of Class	be Sold	After Offering	of Class

Selling Stockholders:
E. L. and Thelma Gaylord Foundation	5,405,978	(1)	13.7%	3,043,479	2,362,499	6.0%
GFI Company/The Oklahoma Publishing Company Voting Trust	2,103,766	(2)	5.3%	1,829,362	274,404	*
Christine Gaylord Everest	3,035,712	(3)	7.7%	303,620	902,730	2.3%
Louise Gaylord Bennett	924,509	(4)	2.3%	695,652	228,857	*

*	Less than 1%

Upon completion of this offering, we intend to enter into a registration rights agreement with the selling stockholders and certain other Gaylord family stockholders pursuant to which they may request a registration of their remaining common stock and sell their common stock in an underwritten public offering and may also participate in up to two offerings conducted by us, if any, under certain circumstances.

(1)	Based upon information provided to us by the E.L. and Thelma Gaylord Fountain (the “Foundation”). The Foundation has sole voting power and sole dispositive power with respect to these shares. Under the terms of the E.L. and Thelma Gaylord Foundation Trust Agreement dated December 27, 1994, as amended, the trustees of the Foundation, acting by majority vote, have the power to vote or direct the vote of and to dispose or direct the disposition of such shares. The four (4) trustees of the Foundation are: (i) Christine Gaylord Everest (a former director of the Company, having a principal occupation of Chairman and Chief Executive Officer of OPUBCO and having an address of 9000 North Broadway, Oklahoma City, OK 73114); (ii) Mary Gaylord McClean (having a principal occupation of farmer/rancher and having an address of P.O. Box 100, Simpsonville, KY 40067); (iii) Louise Gaylord Bennett (having a principal occupation of investments and having an address of P.O. Box 25125, Oklahoma City, OK 73125); and (iv) David O. Hogan (having an occupation of accountant and President, Hogan & Slovacek, a Professional Corporation and having an address of 6120 South Yale Avenue, Suite 600, Tulsa, OK 74136). The address for the Foundation is 9000 North Broadway, Oklahoma City, Oklahoma 73114.

(2)	Based upon information provided to the Company by OPUBCO. The Oklahoma Publishing Company Voting Trust (“OPUBCO VT”), of which Christine Gaylord Everest, Martin C. Dickinson (also a former director of the Company), Mary Gaylord McClean and Louise Gaylord Bennett are voting trustees, has, by virtue of its control of OPUBCO, shared voting and investment power with respect to 2,103,766 shares, all of which shares are held by GFI Company (“GFI”) a wholly-owned subsidiary of OPUBCO. OPUBCO VT disclaims beneficial ownership of 2,103,766 of the shares. OPUBCO has shared voting and investment power with respect to the 2,103,766 shares held by GFI. Ms. Everest is President of GFI with sole power to vote and dispose of the 2,103,766 shares as portfolio securities of GFI. OPUBCO disclaims beneficial ownership of these shares. GFI has sole voting and investment power with respect to these shares. The address for all of these persons is 9000 North Broadway, Oklahoma City, Oklahoma 73114. GFI’s address is Hughes Center 1, 3960 Howard Hughes Parkway, 5th Floor, Las Vegas, NV 89109.

(3)	Based upon information set forth in Amendment No. 9 to Schedule 13D/A, filed with the SEC on August 8, 2003 jointly by OPUBCO VT, OPUBCO, GFI, the Edward L. Gaylord Revocable Trust and Ms. Everest, as well as information provided to the Company by Ms. Everest. Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,032,037 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 3,675 shares. This figure does not include shares owned by Ms. Everest’s husband James H. Everest or her siblings E. K. Gaylord II, Louise Gaylord Bennett (“Ms. Bennett”) and Mary Gaylord McClean (“Ms. McClean”), as to which Ms. Everest disclaims beneficial ownership. It does include 849,163 shares held by Ms. Everest directly; 3,675 shares beneficially owned by the Jean I. Everest Foundation, a charitable foundation of which Ms. Everest is a co-Trustee with James H. Everest; and 79,108 shares issuable upon the exercise of options to purchase common stock outstanding as of April 1, 2004. It also includes 2,103,766 shares held by GFI, a corporation of which Ms. Everest is President with sole power to vote and dispose of the shares as portfolio securities of GFI. This figure does not include 130,581 shares beneficially owned by the Edward L. Gaylord Revocable Trust, of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and David O. Hogan (“Mr. Hogan”); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan; and 5,405,978 shares beneficially owned by the Foundation, of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan. Ms. Everest disclaims a pecuniary interest as a beneficial owner in the share held by OPUBCO, GFI, The Oklahoman Foundation, the Jean I. Everest Foundation, and the Foundation.

(4)	Based upon information set forth in Amendment No. 9 to Schedule 13D/A, filed with the SEC on August 8, 2003 jointly by OPUBCO VT, OPUBCO, GFI, the Edward L. Gaylord Revocable Trust and Ms. Everest, as well as information provided to the Company by Ms. Bennett. Based on information provided to the Company by Ms. Bennett, Ms. Bennett has the sole power to vote or direct the vote of, or to dispose or direct the disposition of all of these shares, which she holds directly. This figure does not include shares owned by Ms. Bennett’s siblings, E. K. Gaylord II, Ms. Everest and Ms. McClean, as to which Ms. Bennett disclaims beneficial ownership. This figure further excludes 130,581 shares beneficially owned by the Edward L. Gaylord Revocable Trust, of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan; 5,405,978 shares beneficially owned by the Foundation, of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan; and 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Bennett is a co-Trustee with Ms. Everest, Ms. McClean and Mr. Hogan. Ms. Bennett disclaims a pecuniary interest as a beneficial owner in the shares held by the Foundation and The Oklahoman Foundation.

DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock sets forth material terms and provisions of our common stock. You should read our current restated certificate of incorporation and the amendment to the restated certificate of incorporation (together, the “certificate of incorporation”) for more detailed terms of our capital stock.

Common Stock

      We have authority to issue up to 150 million shares of common stock. As of April 1, 2004, 39,508,277 shares of our common stock were outstanding. Holders of common stock are entitled to one vote for each share of common stock held of record on all matters on which stockholders are entitled to vote. There are no cumulative voting rights and holders of common stock do not have preemptive rights. All issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon dissolution, holders of common stock are entitled to share pro rata in our assets remaining after payment in full of all our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

Preferred Stock

      Our board of directors, without further action by the stockholders, is authorized to issue up to 100 million shares of preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights, and any other preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions. The rights of the holders of our common stock are subject to, and may be affected adversely by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Transfer Agent and Registrar

      We have appointed SunTrust Bank, Atlanta, Georgia as the Transfer Agent and Registrar for our common stock.

Redemption Provision

      Applicable law requires that the total percentage of shares of our capital stock owned of record or voted by non-United States persons or entities shall not exceed 25% and contains certain other restrictions on stock ownership. Under Article IV(D) of the certificate of incorporation, we have the right to prohibit the ownership or voting, or to redeem outstanding shares, of our capital stock if the board of directors determines that such prohibition or redemption is necessary to prevent the loss or secure the reinstatement of any governmental license or franchise held by us or to otherwise comply with the Communications Act of 1934 or any other similar legislation affecting us.

The Delaware Business Combination Act

      We are a Delaware corporation and are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). In general, Section 203 provides that a Delaware corporation may not, for a period of three years, engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an “interested stockholder” (defined generally as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s outstanding voting stock) unless: (a) the transaction resulting in a person’s becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation (excluding shares owned by certain persons) in the same transaction that makes it an interested stockholder or (c) the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock that is not owned by the interested stockholder.

Certain Certificate of Incorporation and Bylaw Provisions

General

      Certain provisions of the certificate of incorporation and our bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions described below, which may involve an actual or threatened change of control. The provisions are designed to reduce the vulnerability of our company to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. Our board of directors believes that, as a general rule, such takeover proposals would not be in the best interests of our company and our stockholders. Absent a change in circumstances, the Company does not intend to amend its certificate of incorporation or bylaws during the pendency of this offering.

Special Meetings of Stockholders; Action by Written Consent

      The certificate of incorporation provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and prohibits action by written consent in lieu of a meeting. The certificate of incorporation provides that special meetings of stockholders may be called only by the Chairman or by a majority of the members of our board of directors. This provision will make it more difficult for stockholders to take action opposed by our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      The bylaws establish an advance notice procedure for the nomination, other than by or at the direction of our board of directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at stockholders’ annual meetings. These limitations on stockholder proposals do not restrict a stockholder’s right to include proposals in our annual meeting proxy materials pursuant to rules promulgated under the Exchange Act. The purpose of requiring advance notice is to afford our board of directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders about those matters.

Certificate of Incorporation and Bylaws Amendments

      The certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of our capital stock in order to amend certain of its provisions, including any provisions concerning (a) the election and removal of directors, (b) the amendment of the bylaws, (c) any proposed compromise or arrangement between us and our creditors, (d) the withholding of the rights of stockholders to act by written consent or to call a special meeting, (e) the limitations of liability of directors and indemnification of directors, officers, employees and agents and (f) the percentage of votes represented by capital stock required to approve certain amendments to the certificate of incorporation. These voting requirements will make it more difficult for stockholders to make changes in the certificate of incorporation that would be designed to facilitate the exercise of control over our company. In addition, the requirement of approval by at least a 66 2/3% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions.

      In addition, the certificate of incorporation provides that stockholders may only amend the bylaws by the affirmative vote of 66 2/3% of our outstanding voting stock.

Indemnification and Insurance

      Pursuant to authority conferred by the DGCL, the certificate of incorporation contains a provision providing that no director shall be liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as then in effect or as the same may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to us or our stockholders for breach of the duty of care.

      DGCL Section 145 contains provisions permitting, and in some situations requiring, Delaware corporations, such as Gaylord, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. Our certificate of incorporation and bylaws contain provisions requiring indemnification by the company of, and advancement of expenses to, its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for our officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company, and in certain cases, only if the director or officer is not adjudged to be liable to the company.

      We maintain insurance on behalf of any person who is or was a director or officer of our company, or is now or was a director or officer of the company serving at the request of the company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power or the obligation to indemnify him against such liability under the provisions of the bylaws. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are, and all shares being offered by this prospectus will be when issued against payment of the consideration payable therefor, fully paid and not liable to further calls or assessment by us.

      The ability of our board of directors to issue preferred stock with provisions determined by the board of directors, and some of the provisions in our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. These provisions could limit the price investors may be willing to pay for our common stock, and may deprive holders of our common stock of any premium that they might otherwise realize from a takeover.

UNDERWRITING

      Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are the joint book-running managers of this offering and are acting as representatives of the underwriters set forth in the table below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from the selling stockholders the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares

Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.

Total	5,872,113

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

      The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 880,816 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 5,872,113 shares are being offered.

      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are      % of the public offering price. The selling stockholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees

		Without Exercise of	With Full Exercise
		Over-Allotment	of Over-Allotment
	Fee per share	Option	Option

Discounts and commissions paid	$	$	$

      In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          , which will be payable by the selling stockholders.

      We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

      The selling stockholders, certain other stockholders and each of our officers and directors have agreed, for a period ending 90 days after the date of this prospectus, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. other than exercising employee or director stock options. This consent may be given at any time without public notice. We have entered into a similar agreement with the underwriters except that without such consent we may issue shares of our common stock upon exercise of our options pursuant to our existing employee and director stock option plans. There are no agreements between the underwriters and any of the selling stockholders or any of our officers and directors releasing them from these lock-up agreements prior to the expiration of the 90-day period.

      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Certain of the underwriters or their affiliates have in the past performed, and may in the future from time to time perform, investment banking, advisory, general financial and commercial banking services for us and our subsidiaries for which they have in the past received, and may in the future receive, customary fees and reimbursement of expenses. Deutsche Bank Securities Inc. acted as a joint book-running manager in connection with our 8% senior notes offering. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc. is the agent and a lender under our $100.0 million revolving credit facility.

      Our common stock is traded on the New York Stock Exchange under the symbol “GET”.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may request a copy of our filings at no cost, by writing or telephoning us at the following address:

Gaylord Entertainment Company

One Gaylord Drive
Nashville, Tennessee 37214
Attn: Corporate Secretary
Telephone: (615) 316-6000

      This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the Commission. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as an exhibit to the registration statement for a more complete understanding of the contract or document or matter involved.

INCORPORATION OF INFORMATION BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, meaning that we can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about our company and its finances.

•	Gaylord’s annual report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 12, 2004 as amended by Form 10-K/A filed with the SEC on April 7, 2004.

•	The information provided under the headings: “Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Executive Compensation,” “Beneficial Ownership,” “Certain Relationships and Related Transactions,” and “Independent Auditor Fee Information,” as set forth in Gaylord’s definitive Proxy Statement on Schedule 14A, filed with the SEC on April 6, 2004.

•	The description of Gaylord’s common stock set forth in Gaylord’s Form 10/A-3, filed with the SEC on August 29, 1997, and as updated in Item I on Gaylord’s Schedule 14A, filed with the SEC on April 5, 2001.

      We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as between the date of this prospectus and the date the offering is terminated.

      Information furnished under Items 9 and 12 of our Current Reports on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus and the registration statement.

      We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214 (telephone (615) 316-6000). The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus. See also “Where You Can Find Additional Information.”

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

LEGAL MATTERS

      Certain legal matters with respect to securities offered hereby will be passed upon for the company by Bass, Berry & Sims PLC, Nashville, Tennessee and for the selling stockholders by Venable LLP, Washington, D.C. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K/A for the year ended December 31, 2003, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

5,872,113 Shares

Common Stock

Deutsche Bank Securities

JPMorgan

Prospectus

                              , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

      The selling stockholders have agreed to pay the expenses relating to the offering. The expenses to be paid in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission fee		$26,532.04
*Printing expenses	$
*Legal fees and expenses	$
*Accounting fees and expenses	$
*Miscellaneous	$

*Total	$

* to be filed by amendment.

Item 15.     Indemnification of Directors and Officers.

Delaware Registrants

      The registrant is a corporation organized under the laws of the State of Delaware.

      Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation) or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses, (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the person indemnified is not wholly successful in such action, suit or proceeding, but is successful, on the merits or otherwise, in one or more but less than all claims, issues or matters in such proceeding, he or she may be indemnified against expenses actually and reasonably incurred in connection with each successfully resolved claim, issue or matter. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or manner therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

      Pursuant to authority conferred by Delaware law, the registrant’s restated certificate of incorporation and its amendment to the restated certificate of incorporation (the “certificate of incorporation”) contain provisions providing that no director, manager or limited partner, as the case may be, shall be liable to it or its stockholders, members or partners, as the case may be, for monetary damages for breach of fiduciary duty as a director, member or partner, as the case may be, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care.

      The registrant’s certificate of incorporation and bylaws contain provisions requiring Gaylord to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for the registrant’s officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and in certain cases only if the director or officer is not adjudged to be liable to the company.

      The registrant maintains insurance on behalf of any person who is or was its director or officer, or is now or was serving at the request of the registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the registrant would have the power or the obligation to indemnify him against such liability under the provisions of the certificate of incorporation and the bylaws.

Item 16.     Exhibits.

      (a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit
No.	Description

1.1	Form of Underwriting Agreement*
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K dated October 7, 1997 (File No. 1-13079)).
3.2	Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
3.3	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form 10, as amended (File No. 1-13079)).
4.1	Specimen of Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 10, as amended on June 30, 1997 (File No. 1-13079)).
5.1	Opinion of Bass, Berry & Sims PLC
23.1	Consent of Ernst & Young LLP
23.2	Consent of Bass, Berry & Sims PLC (included in exhibit 5.1)
24.1	Power of Attorney (contained on signature page)

* To be filed by amendment.

Item 17.     Undertakings.

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act and (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 7th day of April, 2004.

GAYLORD ENTERTAINMENT COMPANY

By:	/s/ COLIN V. REED

Colin V. Reed
President and Chief Executive Officer

April 7, 2004

POWER OF ATTORNEY

      We, the undersigned officers and directors of Gaylord Entertainment Company, hereby severally constitute and appoint Colin V. Reed, David C. Kloeppel and Carter R. Todd and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, including any registration statement or filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Gaylord Entertainment Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ MICHAEL D. ROSE Michael D. Rose	Chairman of the Board	April 7, 2004

/s/ E. K. GAYLORD II E. K. Gaylord II	Director	April 7, 2004

/s/ ROBERT P. BOWEN Robert P. Bowen	Director	April 7, 2004

/s/ LAURENCE S. GELLER Laurence S. Geller	Director	April 7, 2004

/s/ E. GORDON GEE E. Gordon Gee	Director	April 7, 2004

/s/ RALPH HORN Ralph Horn	Director	April 7, 2004

Signature	Title	Date

/s/ MICHAEL I. ROTH Michael I. Roth	Director	April 7, 2004

/s/ COLIN V. REED Colin V. Reed	Director, President and Chief Executive Officer (Principal Executive Officer)	April 7, 2004

/s/ DAVID C. KLOEPPEL David C. Kloeppel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 7, 2004

/s/ ROD CONNOR Rod Connor	Senior Vice President, Chief Administrative Officer, and Assistant Secretary (Principal Accounting Officer)	April 7, 2004

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement*
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K dated October 7, 1997 (File No. 1-13079)).
3.2	Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
3.3	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form 10, as amended (File No. 1-13079)).
4.1	Specimen of Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 10, as amended on June 30, 1997 (File No. 1-13079)).
5.1	Opinion of Bass, Berry & Sims PLC
23.1	Consent of Ernst & Young LLP
23.2	Consent of Bass, Berry & Sims PLC (included in exhibit 5.1)
24.1	Power of Attorney (contained on signature page)

* To be filed by amendment.